As filed with the Securities and Exchange Commission on May 2, 2007.
Registration No. 333-124750

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SB-2

REGISTRATION STATEMENT
UNDER THE
SECURITIES ACT OF 1933
(Amendment No. 3)

HEALTH DISCOVERY CORPORATION
(Name of Small Business Issuer in Its Charter)

TEXAS	74-3002154
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

8731
(Primary Standard Industrial Classification Code Number)

5501 ½ Abercorn Street
Savannah, Georgia 31405
(912) 352-7488
(Address and Telephone Number
of Principal Executive Offices)

Daniel R. Furth
5501 ½ Abercorn Street
Savannah, Georgia 31405
(912) 352-7488
 (Name, Address and Telephone Number
of Agent for Service)

Copies to:

Todd Wade, Esq.
Powell Goldstein LLP
1201 West Peachtree Street
Fourteenth Floor
Atlanta, Georgia 30309
(404) 572-6600

Approximate Date of Commencement of Proposed Sale to the Public: From time to time or at one time after the effective date of this registration statement as determined by the selling stockholders.

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED	AMOUNT TO BE REGISTERED	PROPOSED MAXIMUM OFFERING PRICE PER UNIT	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE	AMOUNT OF REGISTRATION FEE
Common Stock, no par value	26,845,799	$0.33 (1)	$ 10,435,507	(2)
Common Stock, no par value, to be issued upon the exercise of warrants	32,638,436	$0.33 (1)	$ 10,770,684	(2)

(1)	Estimated solely for the purpose of computing the registration fee pursuant to Rule 457 under the Securities Act of 1933, as amended.

(2)	Fees paid with prior filings.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 2, 2007

PROSPECTUS

61,406,299 Shares

HEALTH DISCOVERY CORPORATION

This prospectus relates to the resale of up to 61,406,299 shares of our common stock, no par value, which are being offered for resale from time to time by the stockholders named in the section entitled “Selling Stockholders” on page 12. The number of shares the selling stockholders may offer and sell under this prospectus includes common shares:

•	the selling stockholders currently hold; and

•
issuable to them upon the exercise of warrants previously issued by us. The selling stockholders may also offer additional shares of common stock acquired upon the exercise of the warrants and our issuance of stock as a result of anti-dilution provisions, stock splits, stock dividends or similar transactions.

We are registering these shares to satisfy registration rights of the selling stockholders.

We will not receive any of the proceeds from any resales by the selling stockholders. We will, however, receive the proceeds from the exercise of the warrants issued to the selling stockholders. The selling stockholders may sell the shares of common stock from time to time in various types of transactions, including on the Over-the-Counter Bulletin Board and in privately negotiated transactions. For additional information on methods of sale, you should refer to the section entitled “Plan of Distribution” on page 15.

On April 30, 2007, the last sales price of the common stock quoted on the Over-the-Counter Bulletin Board was $0.12 per share. Our Company’s common stock is quoted on the Over-the-Counter Bulletin Board under the symbol “HDVY.OB.”

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 2.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is ____________, 2007

ABOUT THIS PROSPECTUS

This prospectus is a part of a registration statement that we have filed with the Securities and Exchange Commission. You should read this prospectus and any accompanying prospectus supplement, as well as any post-effective amendments to the registration statement of which this prospectus is a part, together with the additional information described under “Available Information” before you make any investment decision.

The terms “Health Discovery,” “Company,” “we,” “our” and “us” refer to Health Discovery Corporation unless the context suggests otherwise. The term “you” refers to a prospective purchaser of our common stock.

You should rely only on the information contained in this prospectus or any accompanying prospectus supplement. We have not authorized anyone to provide you with information different from that contained in this prospectus or any accompanying prospectus supplement. These securities are being offered for sale and offers to buy these securities are only being solicited in jurisdictions where offers and sales are permitted. The information contained in this prospectus and any accompanying prospectus supplement is accurate only as of the date on their respective covers, regardless of the time of delivery of this prospectus or any accompanying prospectus supplement or any sale of the securities.

i

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

This prospectus contains certain forward-looking statements, including or related to our future results, certain projections and business trends. Assumptions relating to forward-looking statements involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. When used in this prospectus, the words “estimate,” “project,” “intend,” “believe,” “expect” and similar expressions are intended to identify forward-looking statements. Although we believe that assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate, and we may not realize the results contemplated by the forward-looking statement. Management decisions are subjective in many respects and susceptible to interpretations and periodic revisions based on actual experience and business developments, the impact of which may cause us to alter our business strategy or capital expenditure plans that may, in turn, affect our results of operations. In light of the significant uncertainties inherent in the forward-looking information included in this prospectus, you should not regard the inclusion of such information as our representation that we will achieve any strategy, objective or other plans. The forward-looking statements contained in this prospectus speak only as of the date of this prospectus as stated on the front cover, and we have no obligation to update publicly or revise any of these forward-looking statements. These and other statements, which are not historical facts are based largely on management’s current expectations and assumptions and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those contemplated by such forward-looking statements. These risks and uncertainties include, among others, the risks and uncertainties described in “Risk Factors”, beginning on page 2.

ii

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read the entire prospectus carefully, including “Risk Factors” and the financial statements, before making an investment decision.

Our Company Overview

HDC is a pattern recognition company that uses advanced mathematical techniques to analyze large amounts of data to uncover patterns that might otherwise be undetectable. The Company operates primarily in the emerging field of molecular diagnostics where such tools are critical to scientific discovery. The terms artificial intelligence and machine learning are sometimes used to describe pattern recognition tools.

HDC’s mission is to use its patents, intellectual prowess, and clinical partnerships principally to identify patterns that can advance the science of medicine, as well as to advance the effective use of our technology in other diverse business disciplines, including the high-tech, financial, and homeland security markets.

Our historical foundation lies in the molecular diagnostics field where we have made a number of important discoveries that may play a critical role in developing more personalized approaches to the diagnosis and treatment of certain diseases. However, our SVM assets in particular have broad applicability in many other fields. Intelligently applied, HDC’s pattern recognition technology can be a portal between enormous amounts of otherwise undecipherable data and truly meaningful discovery.

Our Company’s principal asset is its intellectual property which includes advanced mathematical algorithms called Support Vector Machines (SVM) and Fractal Genomic Modeling (FGM), as well as biomarkers that we discovered by applying our SVM and FGM techniques to complex genetic and proteomic data. Biomarkers are biological indicators or genetic expression signatures of certain disease states. Our intellectual property is protected by more than 50 patents that have been issued or are currently pending around the world.

Our business model has evolved over time to respond to business trends that intersect with our technological expertise and our capacity to professionally manage these opportunities. In the beginning, we sought only to use our SVMs internally in order to discover and license our biomarker signatures to various diagnostic and pharmaceutical companies. Today, our commercialization efforts include: utilization of our discoveries and knowledge to help develop biomarkers for use as companion diagnostics, surrogate biomarkers, and diagnostic and prognostic predictive tests; licensure of the SVM and FGM technologies directly to diagnostic and pharmaceutical companies; and, the formation of new ventures with domain experts in other fields where our pattern recognition technology holds commercial promise.

The Offering

We are registering up to 61,406,299 shares of our common stock for the sale by the selling stockholders identified in the section of this prospectus entitled “Selling Stockholders.” The shares included in the table identifying the selling stockholders include 28,767,863 shares of our issued common stock plus an additional 32,638,436 shares of common stock that have not yet been, but that may be, issued to the selling stockholder should they exercise their warrants. Information regarding our common stock and the warrants is included in the section of this prospectus entitled “Description of Capital Stock.”

We were incorporated in Texas on April 6, 2001. Our administrative office is located at 5501 1/2 Abercorn Street, Savannah, Georgia 31405. Our telephone number is (912) 352-7488 and our web site is located at www.HealthDiscoveryCorp.com. Information contained on our web site is not a part of this prospectus.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the specific factors listed below together with the other information included in this prospectus before you decide whether to purchase shares of our common stock. Additional risks and uncertainties, including those that are not yet identified or that we currently think are immaterial, may also adversely affect our business, results of operations and financial condition. The market price of our common stock could decline due to any of these risks, and you could lose all or part of your investment.

Risks Related to Our Business

We are a developing business and a high-risk company.

We are a high-risk company in a volatile industry. In September 2003, we completely changed the focus of our business from wireless telecommunications to biotechnology. Consequently, we have no history on which to base an evaluation of our business and prospects. Thus, investors should recognize that an investment in our company is risky and highly speculative. We are a developing business, and our prospects must be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in their early stages of development. Failure to implement and execute our business and marketing strategy successfully, to provide superior customer service, to respond to competitive developments and to integrate, retain and motivate qualified personnel could have a material adverse effect on our business, results of operations and financial condition. We must successfully overcome these and other business risks. If our efforts are unsuccessful or other unexpected events occur, purchasers of the common stock offered hereby could lose their entire investment.

We expect to incur future losses, and we may never achieve or sustain profitability.

We expect to continue to incur net losses and have negative cash flows in the future due in part to high research and development expenses, including enhancements to our technologies and investments in new technologies. We cannot assure you that we will ever achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability.

Our business is difficult to evaluate because we have a limited history of operations.

Since reorganizing in 2003, our focus and our business model have been continually evolving. Accordingly, we have a history of operations in which there is insufficient information to identify any historical pattern. Even if we could discern such a pattern, the rapidly evolving nature of the biotechnology and pharmaceutical industries would make it very difficult to identify any meaningful information in such short a history. Therefore, it is also difficult to make any projections about the future of our operations. This difficulty may result in our shares trading below their value.

We will have negative operating income and may never become profitable.

Our operating expenses are expected to exceed our income for the next six to nine months and thus our capital will be decreased to pay these operating expenses. If we ever become profitable, of which there is no assurance that we can, from time to time our operating expenses could exceed our income and thus our capital will be decreased to pay these operating expenses.

We may need additional financing.

Additional proceeds may be required to finance our activities. We cannot assure prospective investors that we will not need to raise additional capital or that we would be able to raise sufficient additional capital on favorable terms, if at all. No binding arrangements have been made to secure such financing, and there can be no assurance that such additional financing will be available when required on terms acceptable to us. If we fail to raise sufficient funds, we may have to cease operations, which would materially harm our business and financial results. If we raise additional capital by issuing equity securities, our stockholders may experience dilution. If we raise additional funds through collaboration and licensing arrangements, we may be required to relinquish some rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us.

Our operating results are unpredictable and may fluctuate significantly from period to period, which may cause our stock price to decline and result in losses to investors.

Our operating results may vary from period to period due to numerous factors, many of which are outside our control, including the number, timing and acceptance of our services. Factors that may cause our results to vary by period include:

•	changes in the demand for our products and services;

•	the nature, pricing and timing of products and services provided to our collaborators;

•	acquisition, licensing and other costs related to the expansion of our operations, including operating losses of acquired businesses;

•	reduced capital investment for extended periods;

•	losses and expenses related to our investments in joint ventures and businesses;

•	regulatory developments or changes in public perceptions relating to the use of genetic information and the diagnosis and treatment of disease based on genetic information;

•	changes in intellectual property laws that affect our rights in genetic information that we sell; and

•	payments of milestones, license fees or research payments under the terms of our increasing number of external alliances.

Research and development costs associated with our technologies and services, as well as personnel costs, marketing programs and overhead, account for a substantial portion of our operating expenses. These expenses cannot be adjusted quickly in the short term. If revenues of the business decline or do not grow as anticipated, we may not be able to reduce our operating expenses accordingly. Failure to achieve anticipated levels of revenue could therefore significantly harm our operating results for a particular period.

We may fail to meet our debt obligations.

If our cash flow and capital resources are insufficient to fund our debt obligations incurred in connection with recent acquisitions, we may be forced to sell assets, seek additional equity or debt capital or restructure our debt. In addition, any failure to make scheduled payment of interest and principal on our outstanding notes or any other indebtedness could result in our creditors exercising remedies on the notes and taking some or all of our assets or could otherwise harm our ability to incur additional indebtedness on acceptable terms. We cannot assure you that our cash flow and capital resources will be sufficient for payment of interest and principal on our debt in the future, including payments on any outstanding notes, or that any alternative methods would be successful or would permit us to meet our debt obligations.

Our stock price has been, and is likely to continue to be, highly volatile.

Our stock price has, since September 1, 2003, traded as high as $0.60 and as low as $0.06. Our stock price could fluctuate significantly due to a number of factors beyond our control, including:

•	variations in our actual or anticipated operating results;

•	sales of substantial amounts of our stock;

•	announcements about us or about our competitors, including technological innovation or new products or services;

•	litigation and other developments related to our patents or other proprietary rights or those of our competitors;

•	conditions in the life sciences, pharmaceuticals or genomics industries; and

•	governmental regulation and legislation.

In addition, the stock market in general, and the market for life sciences and technology companies in particular, have experienced extreme price and volume fluctuations recently. These fluctuations often have been unrelated or disproportionate to the operating performance of these companies. These broad market and industry factors may decrease the market price of our common stock, regardless of our actual operating performance.

In the past, companies that have experienced volatility in the market prices of their stock have been the objects of securities class action litigation. If we became the object of securities class action litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could affect our profitability.

Our approach of incorporating ideas and methods from mathematics, computer science and physics into the disciplines of biology, organic chemistry and medicine is novel and may not be accepted by our potential customers or collaborators.

We intend to create a fully integrated biomarker discovery company to provide pharmaceutical and diagnostic companies worldwide with new, clinically relevant and economically significant biomarkers. We are a drug and diagnostic discovery company, which incorporates ideas and methods from mathematics, computer science and physics into the disciplines of biology, organic chemistry and medicine. Our objective is to significantly increase the probability of success of drug discovery and diagnostic development. Our approach and the products and technologies derived from our approach are novel. Our potential customers and collaborators may be reluctant to accept our new, unproven technologies, and our customers may prefer to use traditional services. In addition, our approach may prove to be ineffective or not as effective as other methods. Our products and technologies may prove to be ineffective if, for instance, they fail to account for the complexity of the life processes that we are now attempting to model. If our customers or collaborators do not accept our products or technologies and/or if our technologies prove to be ineffective our business may fail or we may never become profitable.

Even if our computational technologies are effective as research tools, our customers or we may be unable to develop or commercialize new drugs, therapies or other products based on them.

Even if our computational technologies perform their intended functions as research tools, our customers may be unable to use the discoveries resulting from them to produce new drugs, therapies, diagnostic products or other life science products. Despite recent scientific advances in the life sciences and our improved understanding of biology, the roles of genes and proteins and their involvement in diseases and in other life processes is not well understood. Only a few therapeutic products based on the study of and discoveries relating to genes or proteins have been developed and commercialized. If our customers are unable to use our discoveries to make new drugs or other life science products, our business may fail or we may never become profitable.

Our acquired SVM Portfolio utilizes technology covered by an earlier-issued patent, and if we lose the rights to use that patent, our ability to exploit certain aspects of our SVM technology will be impaired.

Our acquired SVM Portfolio utilizes technology covered by the original hyperplane patent (Pat. No. 5,649,068) invented by members of our Scientific Advisory Board and owned by Lucent Technologies, Inc. - GRL Corp. (“Lucent”). We have obtained an assignment of a pre-existing patent license from Lucent. If Lucent were to terminate the license, it is possible that we would not be able to use portions of the Support Vector Machine technology.

The industries in which we are active are evolving rapidly, and we may be unable to keep pace with changes in technology.

The pharmaceutical and biotechnology industries are characterized by rapid technological change. This is especially true of the data-intensive areas of such technologies. Our future success will largely depend on maintaining a competitive position in the field of drug, therapeutics and diagnostic products discovery. If we fail to keep pace with changes in technology, our business will be materially harmed. Rapid technological development may result in our products or technologies becoming obsolete. This may occur even before we recover the expenses that we incurred in connection with developing those products and technologies. Products or services offered by us could become obsolete due to the development of less expensive or more effective drug or diagnostics discovery technologies. We may not be able to make the necessary enhancements to our technologies to compete successfully with newly emerging technologies.

We face intense competition and if we are unable to compete successfully we may never achieve profitability.

The markets for our products and services are very competitive, and we expect our competition to increase in the future. Although we have not identified one company that provides the full suite of services that we do, we compete with entities in the U.S. and elsewhere that provide products and services for the analysis of genomic information and information relating to the study of proteins (proteomic information) or that commercializes novel genes and proteins. These include genomics, pharmaceutical and biotechnology companies, academic and research institutions and government and other publicly funded agencies. We may not be able to successfully compete with current and future competitors. Many of our competitors have substantially greater capital resources, research and development staffs, facilities, manufacturing and marketing experience, distribution channels and human resources than we do. This may allow these competitors to discover or to develop products in advance of us or of our customers.

Some of our competitors, especially academic and research institutions and government and other publicly funded agencies, may provide for free services or data similar to the services and data that we provide for a fee. Moreover, our competitors may obtain patent and other intellectual property protection that would limit our rights or our customers’ and partners’ ability to use or commercialize our discoveries, products and services. If we are unable to compete successfully against existing or potential competitors, we may never achieve profitability.

Our management may be unable to address our potential growth.

We anticipate that once operations commence, a period of significant expansion will be required to address potential growth in our customer base and market opportunities. This expansion will place a significant strain on our management, operational and financial resources. To manage the expected growth of our operations, we will be required to improve existing and implement new operational systems, procedures and controls, and to expand, train and manage our employee base. There can be no assurance that our current and planned personnel, systems, procedures and controls will be adequate to support our future operations, that management will be able to hire, train, retain, motivate and manage the required personnel or that we will be able to identify, manage and exploit existing and potential strategic relationships and market opportunities. Our failure to manage growth effectively could have a material adverse effect on our business, results of operations and financial condition.

If our business does not keep up with rapid technological change or continue to introduce new products, we may be unable to maintain market share or recover investments in our technologies.

Technologies in the biomarker industry have undergone, and are expected to continue to undergo, rapid and significant change. We may not be able to keep pace with the rapid rate of change and introduce new products that will adequately meet the requirements of the marketplace or achieve market acceptance. If we fail to introduce new and innovative products, we could lose market share to our competitors and experience a reduction in our growth rate and damage to our reputation and business.

The future success of our business will depend in large part on our ability to maintain a competitive position with respect to these technologies. We believe that successful new product introductions provide a significant competitive advantage because customers make an investment of time in selecting and learning to use a new product, and are reluctant to switch to a competing product after making their initial selection. However, our business or others may make rapid technological developments, which could result in our technologies, products or services becoming obsolete before we are able to recover the expenses incurred to develop them.

If our business cannot enter into strategic alliances or licensing agreements, we may be unable to develop and commercialize our technologies into new products and services or continue to commercialize existing products or services.

We may be unable to maintain or expand existing strategic alliances or establish additional alliances or licensing arrangements necessary to continue to develop and commercialize products, and any of those arrangements may not be on terms favorable to the business. In addition, current or any future arrangements may be unsuccessful. If we are unable to obtain or maintain any third party license required to sell or develop our products or product enhancements, we may choose to obtain substitute technology either through licensing from another third party or by developing the necessary technology ourselves. Any substitute technology may be of lower quality or may involve increased cost, either of which could adversely affect our ability to provide our products competitively and harm our business.

We also depend on collaborators for the development and manufacture of complex instrument systems and chemicals and other materials that are used in laboratory experiments. We cannot control the amount and timing of resources our collaborators devote to our products. We may not be able to enter into or satisfactorily retain these research, development and manufacturing collaborations and licensing agreements, which could reduce our growth and harm our competitive position.

We may not be able to find business partners to develop and commercialize product candidates deriving from our discovery activities.

Our strategy for the development and commercialization of diagnostic markers and therapeutic proteins depends on the formation of collaborations or licensing relationships with third parties that have complementary capabilities in relevant fields. Potential third parties include pharmaceutical and biotechnology companies, diagnostic companies, academic institutions and other entities. We cannot assure you that we will be able to form these collaborations or license our discoveries or that these collaborations and licenses will be successful.

Our dependence on licensing and other collaboration agreements with third parties subjects us to a number of risks.

We may not be able to enter into licensing or other collaboration agreements on terms favorable to us. Collaborators may typically be afforded significant discretion in electing whether to pursue any of the planned activities. In most cases, our collaborators or licensees will have responsibility for formulating and implementing key strategic or operational plans. Decisions by our collaborators or licensees on these key plans, which may include development, clinical, regulatory, marketing (including pricing), inventory management and other issues, may prevent successful commercialization of the product or otherwise affect our profitability.

In addition, we may not be able to control the amount and timing of resources our collaborators devote to the product candidates, and collaborators may not perform their obligations as expected. Additionally, business combinations or changes in a collaborator’s or a licensee’s business strategy may negatively affect its willingness or ability to complete its obligations under the arrangement with us. Furthermore, our rights in any intellectual property or products that may result from our collaborations may depend on additional investment of money that we may not be able or willing to make.

Potential or future collaborators may also pursue alternative technologies, including those of our competitors. Disputes may arise with respect to the ownership of rights to any technology or product developed with any future collaborator. Lengthy negotiations with potential collaborators or disagreements between us and our collaborators may lead to delays or termination in the research, development or commercialization of product candidates or result in time-consuming and expensive litigation or arbitration. If our collaborators pursue alternative technologies or fail to develop or commercialize successfully any product candidate to which they have obtained rights from us, our business, financial condition and results of operations may be significantly harmed.

If we are unable to hire or retain key personnel or sufficient qualified employees, we may be unable to successfully operate our business.

Our business is highly dependent upon the continued services of our Chief Executive Officer, Board of Directors, and Scientific Advisory Board. While members of our senior management are parties to employment or consulting agreements and non-competition and non-disclosure agreements, we cannot assure you that these key personnel and others will not leave us or compete with us, which could materially harm our financial results and our ability to compete. The loss, incapacity or unavailability for any reason of any of these individuals could have a material adverse effect upon our business, as well as our relationships with our potential customers. We do not carry key person life insurance on any member of our senior management. Furthermore, competition for highly qualified personnel in our industry and geographic locations is intense. Our business would be seriously harmed if we were unable to retain our key employees, or to attract, integrate or retain other highly qualified personnel in the future.

We may not be able to employ and retain experienced scientists, mathematicians and management.

Technologies in our industry have undergone, and are expected to continue to undergo, rapid and significant change. A highly skilled staff is integral to developing, marketing and supporting new products that will meet or exceed the expectations of the marketplace and achieve market acceptance. Without experienced staff, our business may be unable to maintain or grow market share, which could result in lower than expected revenues and earnings.

We may acquire or make strategic investments in other businesses and technologies in the future, and these could prove difficult to integrate, disrupt our business, dilute stockholder value and adversely affect our operating results.

If opportunities arise, we may consider making acquisitions of businesses, technologies, services or products. Acquisitions may involve significant cash expenditures, debt incurrence, additional operating losses and expenses that may have a material adverse effect on the operating results of our business. Moreover, even if we acquire complementary businesses or technologies, we may be unable to successfully integrate any additional personnel, operations or acquired technologies into our business. Difficulties in integrating an acquired business could disrupt our business, distract our management and employees and increase our expenses. Future acquisitions could expose us to unforeseen liabilities and result in significant charges relating to intangible assets. Sizable acquisitions may also divert senior management from focusing on our existing business plan. Finally, if we make acquisitions using convertible debt or equity securities, existing stockholders may be diluted, which could affect the market price of our stock.

If our access to tissue samples or to genomic data or other information is restricted, or if this data is faulty, our business may suffer.

To continue to build our technologies and related products and services, we need access to third parties’ scientific and other data and information. We also need access to normal and diseased human and other tissue samples and biological materials. We may not be able to obtain or maintain such access on commercially acceptable terms. Some of our suppliers could become our competitors and discontinue selling supplies to us. Information and data from these suppliers could contain errors or defects that could corrupt our databases or the results of our analysis of the information and data. In addition, government regulation in the United States and other countries could result in restricted access to, or use of, human and other tissue samples. Although currently we do not face significant problems in obtaining access to tissues, if we lose access to sufficient numbers or sources of tissue samples, or if tighter restrictions are imposed on our use of the information generated from tissue samples, our business may suffer.

The sales cycle for some of our products and services is lengthy. We expend substantial funds and management effort with no assurance of successfully selling our products or services.

Our ability to obtain customers for our platforms, tools and services depends in large upon the perception that our technologies can help accelerate their efforts in drug and diagnostics discovery. Our ability to obtain customers for our therapeutic or diagnostic product candidates significantly depends on our ability to validate and prove that each such product candidate is suitable for our claimed therapeutic or diagnostic purposes. Our ability to obtain customers will also depend on our ability to successfully negotiate terms and conditions for such arrangements. The sales cycle for our therapeutic and diagnostic product candidates is typically lengthy and may take more than 12 months.

An inability to protect our proprietary data, technology or products may harm our competitive position.

If we do not adequately protect the intellectual property underlying our products and services, competitors may be able to develop and market the same or similar products and services. This would erode our competitive advantage. In addition, the laws of some countries do not protect or enable the enforcement of intellectual property to the same extent as the laws of the United States.

We use contractual obligations to protect a significant portion of our confidential and proprietary information and know-how. This includes a substantial portion of the knowledge base from which we develop a large portion of our proprietary products and services. However, these measures may not provide adequate protection for our trade secrets or other proprietary information and know-how. Customers, employees, scientific advisors, collaborators or consultants may still disclose our proprietary information in violation of their agreements with us, and we may not be able to meaningfully protect our trade secrets against this disclosure.

In addition, we have applied for patents covering some aspects of some of our technologies and predicted genes and proteins we have discovered using these technologies. We plan to continue to apply for patents covering parts of our technologies and discoveries as we deem appropriate, but cannot assure you that we will be able to obtain any patents. The patent positions of biotechnology companies are generally uncertain and involve complex legal and factual questions. Legislative changes and/or changes in the examination guidelines of governmental patents offices may negatively affect our ability to obtain patent protection for certain aspects of our intellectual property, especially with respect to genetic discoveries.

Our success depends in large part on our ability to patent our discoveries.

Our success depends, in large part, on our ability to obtain patents on biomarkers and pathways that we have discovered and are attempting to commercialize. We face intense competition from other biotechnology and pharmaceutical companies. These include customers who use our products and technologies and are pursuing patent protection for discoveries, which may be similar or identical to our discoveries. We cannot assure you that other parties have not sought patent protection relating to the biomarkers and pathways that we discovered or may discover in the future. Our patent applications may conflict with prior applications of third parties or with prior publications. They may not result in issued patents and, even if issued, our patents could be invalidated or may not be sufficiently broad to provide us with any competitive advantages. U.S. and other patent applications ordinarily remain confidential for 18 months from the date of filing. As a result, patent applications that we file which we believe are novel at the time of filing, may be determined at a later stage to be inconsistent with earlier applications. Any of these events could materially harm our business or financial results.

Litigation or other proceedings or third party claims of intellectual property infringement could prevent us, or our customers or collaborators, from using our discoveries or require us to spend time and money to modify our operations.

If we infringe patents or proprietary rights of third parties, or breach licenses that we have entered into with regard to our technologies and products, we could experience serious harm. If litigation is commenced against us for intellectual property rights infringement, we may incur significant costs in litigating, whether or not we prevail in such litigation. These costs would also include diversion of management and technical personnel to defend us against third parties or to enforce our patents (once issued) or other rights against others. In addition, parties making claims against us may be able to obtain injunctive or other equitable relief that could prevent us from being able to further develop or commercialize. This could also result in the award of substantial damages against us. In the event of a successful claim of infringement against us, we may be required to pay damages and obtain one or more licenses from third parties. If we are not able to obtain these licenses at a reasonable cost, if at all, we could encounter delays in product introductions while we attempt to develop alternative methods or products. Defense of any lawsuit or failure to obtain any of these licenses could prevent us from commercializing available products.

The technology that we use to develop our products, and the technology that we incorporate in our products, may be subject to claims that they infringe the patents or proprietary rights of others. The risk of this occurring will tend to increase as the genomics, biotechnology and software industries expand, more patents are issued and other companies engage in other genomic-related businesses.

As is typical in the genomics, biotechnology and software industries, we will probably receive in the future notices from third parties alleging patent infringement. We believe that we are not infringing the patent rights of any third parties. No third party has filed a patent lawsuit against us. We may, however, be involved in future lawsuits alleging patent infringement or other intellectual property rights violations. In addition, litigation may be necessary to:

•	assert claims of infringement;

•	enforce our patents as they are granted;

•	protect our trade secrets or know-how; or

•	determine the enforceability, scope and validity of the proprietary rights of others.

We may be unsuccessful in defending or pursuing these lawsuits. Regardless of the outcome, litigation can be very costly and can divert management’s efforts. An adverse determination may subject us to significant liabilities or require us to seek licenses to other parties’ patents or proprietary rights. We may also be restricted or prevented from licensing or selling our products and services. Further, we may not be able to obtain any necessary licenses on acceptable terms, if at all.

The scope of patents we receive may not provide us with adequate protection of our intellectual property, which would harm our competitive position.

Any issued patents that cover our proprietary technologies may not provide us with substantial protection or be commercially beneficial to the business. The issuance of a patent is not conclusive as to its validity or its enforceability. Federal courts may invalidate these patents or find them unenforceable. Competitors may also be able to design around our patents. If we are unable to protect our patented technologies, we may not be able to commercialize our technologies, products or services and our competitors could commercialize our technologies.

Our business also relies on a combination of trade secrets, copyrights and trademarks, non-disclosure agreements and other contractual provisions and technical measures to protect our intellectual property rights. While we generally require employees, collaborators, consultants and other third parties to enter into confidentiality agreements where appropriate, it is not always possible to enforce these arrangements.

Monitoring the unauthorized use of our technology is difficult, and the steps we have taken may not prevent unauthorized use of our technology. The disclosure or misappropriation of our intellectual property for any of the above reasons could harm our ability to protect our rights and our competitive position.

We may become involved in disputes regarding our patents and other intellectual property rights, which could result in the forfeiture of these rights, expose the business to significant liability and divert management’s focus.

In order to protect or enforce our patent rights, our business may need to initiate patent litigation against third parties. In addition, we may be sued by third parties alleging that we are infringing their intellectual property rights. These lawsuits are expensive, take significant time and divert management’s focus from other business concerns. These lawsuits could result in the invalidation or limitation of the scope of our patents, forfeiture of the rights associated with these patents or an injunction preventing Health Discovery from selling any allegedly infringing product. In addition, we may not prevail or a court may find damages or award other remedies in favor of the opposing party in any of these suits. During the course of these suits, there may be public announcements of the results of hearings, motions and other interim proceedings or developments in the litigation. Securities analysts or investors may perceive these announcements to be negative, which could cause the market price of our common stock to decline.

Many of our services will be based on complex, rapidly developing technologies. Although we will try to identify all relevant third party patents, these products could be developed by the business without knowledge of published or unpublished patent applications that cover some aspect of these technologies. The biomarker industry has experienced intensive enforcement of intellectual property rights by litigation and licensing. If we are found to be infringing the intellectual property of others, we could be required to stop the infringing activity, or we may be required to design around or license the intellectual property in question. If we are unable to obtain a required license on acceptable terms, or are unable to design around any third party patent, we may be unable to sell some of our services, which could result in reduced revenue.

Risks Related to Our Industry

There are many risks of failure in the development of drugs, therapies, diagnostic products and other life science products. These risks are inherent to the development and commercialization of these types of products.

Risks of failure are inseparable from the process of developing and commercializing drugs, therapies, diagnostic products and other life science products. These risks include the possibility that any of these products will:

•	be found to be toxic or ineffective;

•	fail to receive necessary regulatory approvals;

•	be difficult or impossible to manufacture on a large scale;

•	be uneconomical to market;

•	fail to be developed prior to the successful marketing of similar products by competitors; or

•	be impossible to market because they infringe on the proprietary rights of third parties or compete with superior products marketed by third parties.

We are dependent on our customers’ commercialization of our discoveries. Any of these risks could materially harm our business and financial results.

The trend towards consolidation in the pharmaceutical and biotechnology industries may adversely affect us.

The trend towards consolidation in the pharmaceutical and biotechnology industries may negatively affect us in several ways. These consolidations usually involve larger companies acquiring smaller companies, which results in the remaining companies having greater financial resources and technological capabilities, thus strengthening competition in the industry. In addition, continued consolidation may result in fewer customers for our products and services.

We may be subject to product liability claims if products derived from our products or services harm people.

We may be held liable if any product that is made with the use, or incorporation of, any of our technologies or data causes harm or is found otherwise unsuitable. These risks are inherent in the development of genomics, functional genomics and pharmaceutical products. If we are sued for any harm or injury caused by products derived from our services or products, our liability could exceed our total assets. In addition, such claims could cause us to incur substantial costs and subject us to negative publicity even if we prevail in our defense of such claims.

Our business and the products developed by our collaborators and licensees may be subject to governmental regulation.

Any new therapy or diagnostic product that may be developed by our collaborators or by our licensees will have to undergo a lengthy and expensive regulatory review process in the United States and other countries before it can be marketed. It may be several years, or longer, before any therapy or diagnostic product that is developed by using our technologies, will be sold or will provide us with any revenues. This may delay or prevent us from becoming profitable. Changes in policies of regulatory bodies in the United States and in other countries could increase the delay for each new therapy and diagnostic product. Even if regulatory approval is obtained, a product on the market and its manufacturer are subject to continuing review. Discovery of previously unknown problems with a product may result in withdrawal of the product from the market.

Although we intend to become involved in the clinical phases in the future, we still expect to rely mainly on collaborators or licensees of our discovery activities to file regulatory approval applications and generally direct the regulatory review process. We cannot be certain whether they will be able to obtain marketing clearance for any product that may be developed on a timely basis, if at all. If they fail to obtain required governmental clearances, it will prevent them from marketing therapeutic or diagnostic products until clearance can be obtained, if at all. This will in turn reduce our chances of receiving various forms of payments, including those relating to sales of marketed therapeutic or diagnostic products by them.

The law applicable to us may change in a manner that negatively affects our prospects.

We must comply with various legal requirements, including requirements imposed by federal and state securities and tax laws. Should any of those laws change over the term of our existence, the legal requirements to which we may be subject could differ materially from current requirements, which could increase the cost of doing business or preclude us from undertaking certain parts of our business plan, would result in adverse consequences.

If ethical and other concerns surrounding the use of genetic information become widespread, there may be less demand for our products and services.

Genetic testing has raised ethical issues regarding confidentiality and the appropriate uses of the resulting information. For these reasons, governmental authorities may call for limits on or regulation of the use of genetic testing or prohibit testing for genetic predisposition to various conditions, particularly for those that have no known cure. Any of these scenarios could reduce the potential markets for our technologies in the field of predictive drug response, which could materially harm our business and financial results.

Risks Related to this Offering

The so-called “penny stock rule” could make it cumbersome for brokers and dealers to trade in our common stock, making the market for our common stock less liquid which could cause the price of our stock to decline.

Trading of our common stock on the OTC Bulletin Board may be subject to certain provisions of the Securities Exchange Act of 1934, commonly referred to as the “penny stock” rule. A penny stock is generally defined to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. If our stock is deemed to be a penny stock, trading in our stock will be subject to additional sales practice requirements on broker-dealers. These may require a broker-dealer to:

•	make a special suitability determination for purchasers of our shares;

•	receive the purchaser’s written consent to the transaction prior to the purchase; and

•	deliver to a prospective purchaser of our stock, prior to the first transaction, a risk disclosure document relating to the penny stock market.

Consequently, penny stock rules may restrict the ability of broker-dealers to trade and/or maintain a market in our common stock. Also, prospective investors may not want to get involved with the additional administrative requirements, which may have a material adverse effect on the trading of our shares.

Any projections and forecasts included in this prospectus were prepared based on assumptions regarding facts and future events which may or may not materialize.

Many factors influencing the operation of our business are beyond management’s control. There can be no assurance that the actual operation of our company’s business will correspond with any projections and the forecasts included in this prospectus. No representation or warranty of any kind is made by us, management, our accountant, attorneys or any other person associated with our company, that the projections made by us will correspond with future events.

Some of our existing stockholders can exert control over us and may not make decisions that are in the best interests of all stockholders.

As of April 16, 2007, executive officers and directors collectively controlled approximately 40.58% of our outstanding shares. As a result, these stockholders, if they act together, would be able to exert a significant degree of influence over matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. Accordingly, this concentration of ownership may harm the market price of our shares by delaying or preventing a change in control of us, even if a change is in the best interests of our company. In addition, the interests of this concentration of ownership may not always coincide with our interests or the interests of other stockholders, and accordingly, they could cause us to enter into transactions or agreements that we would not otherwise consider.

Investors must rely on our management.

Holders of the common stock will have very limited rights or powers to participate in the management of Health Discovery. Accordingly, no potential investor should purchase the common stock unless he or she is willing to entrust all aspects of day-to-day management and operations to our management. Investors will be relying on the expertise and experience of our management to identify and administer the business. Past experience and performance by our Board of Directors, Scientific Advisory Board and employees provides no assurance of future results.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares by the selling stockholders in this offering but will receive proceeds from the exercise of warrants held by the selling stockholders. We expect to use any proceeds we receive for working capital and for other general corporate purposes, including research and product development.

PRICE RANGE OF OUR COMMON STOCK

Our common stock is traded on the OTC Bulletin Board under the symbol HDVY.OB. The range of closing prices for our common stock, as reported on Bloomberg.com during each quarter of the last two fiscal years was as follows. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

	High	Low

First Quarter 2005	$ .40	$ .20
Second Quarter 2005	$ .41	$ .21
Third Quarter 2005	$ .25	$ .20
Fourth Quarter 2005	$ .24	$ .07

First Quarter 2006	$ .15	$ .10
Second Quarter 2006	$ .12	$ .06
Third Quarter 2006	$ .13	$ .07
Fourth Quarter 2006	$ .17	$ .08

First Quarter 2007	$ .16	$ .09

The closing price of our common stock on April 30, 2007 was $0.12 per share. At April 30, 2007, there were approximately 511 holders of record of our common stock.

DIVIDEND POLICY

We have not paid any cash dividends since inception, and we do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain future earnings, if any, to support the development and growth or our business. Payment of future dividends, if any, will be at the discretion of our board of directors and will depend upon our earnings, our financial condition, and opportunities for growth and expansion.

SELLING STOCKHOLDERS

Our shares of common stock to which this prospectus relates are being registered for resale by the selling stockholders. The following shows the name and number of shares of our common stock owned by the selling stockholders who may sell shares covered by this prospectus.

The selling stockholders may resell all, a portion or none of such shares of common stock from time to time. The table below sets forth with respect to each selling stockholder, based upon information available to us as the date of this prospectus, the number of shares of common stock beneficially owned, the number of shares of common stock registered by this prospectus and the number and percent of outstanding common stock that will be owned after the sale of the registered shares of common stock assuming the sale of all of the registered shares of common stock under this prospectus. Because the selling stockholders may offer all, some or none of their respective shares of common stock, no definitive estimate as to the number of shares thereof that will be held by the selling stockholders after such offering can be provided. Therefore, we have prepared the table below on the assumption that the selling stockholders will sell all shares covered by this prospectus. With the exception of Double U Master Fund LP, Westrock Advisors, Isabelle Guyon, Ana Maria Melo, William Quirk, Jr. and Ed Taylor, none of the selling stockholders are affiliates of Health Discovery, have had a material relationship with Health Discovery during the past three years or are or were affiliates with registered broker-dealers.

Name	Beneficially Owned Before Offering (1)	Number of Shares Being Offered	Number of Shares Beneficially Owned After Offering (3)
Richard B. Aronson	312,500 (2)	312,500 (2)	0
Frank Brenton	156,250 (2)	156,250 (2)	0
Alpha Capital	3,375,000 (2)	3,375,000 (2)	0
Uriel Cohen	156,250 (4)	156,250 (4)	0
Congregation Darkei Tshivo of Dinov	312,500 (2)	312,500 (2)	0
Andrew Coulton	1,500,000 (2)	1,500,000 (2)	0
Mark D’Andrea	312,500 (2)	312,500 (2)	0
Kenneth Daniel	312,500 (2)	312,500 (2)	0
Pauline Daniel	312,500 (2)	312,500 (2)	0
Glen Davis	625,000 (2)	625,000 (2)	0
John Docherty	312,500 (2)	312,500 (2)	0
Domaco Venture Capital	312,500 (2)	312,500 (2)	0
Double U Master Fund LP	312,500 (4)	312,500 (4)	0
James Field	156,250 (2)	156,250 (2)	0
Jeffrey Fleeman	156,250 (2)	156,250 (2)	0
Alan Friedman	125,000 (2)	125,000 (2)	0
Stephen Fryer	156,250 (2)	156,250 (2)	0
L. George Elias	156,250 (2)	156,250 (2)	0
William Goldstein	625,000 (2)	625,000 (2)	0
Jimmie T. Hadley	312,500 (2)	312,500 (2)	0
Hillcrest R.V. Park Resort Inc.	625,000 (2)	625,000 (2)	0
Progressive Insurance	312,500 (2)	312,500 (2)	0
Ellis International	2,385,500 (5)	2,385,500 (5)	0
Iroquois Capital, LP	1,350,000 (4)	1,350,000 (4)	0
Ming Jaw	312,500 (2)	312,500 (2)	0
Thomas Kendall	156,250 (2)	156,250 (2)	0
Kevin Kowbel	1,300,000 (2)	1,300,000 (2)	0
Michael Kramm	312,500 (2)	312,500 (2)	0
Frank Lamond	156,250 (2)	156,250 (2)	0
Ronald Lazar	312,500 (2)	312,500 (2)	0
Little Gem Life Science Fund, LLC	2,550,000 (2)	2,550,000 (2)	0
William Lobel	125,000 (2)	125,000 (2)	0
John Madden IV	312,500 (2)	312,500 (2)	0
Kevin Maloney	1,000,000 (2)	1,000,000 (2)	0
Maryann Cawthorne Davis Irrevocable Trust	312,500 (2)	312,500 (2)	0
McCullough Family Trust	437,500 (2)	437,500 (2)	0
Kristina Mellen	312,500 (2)	312,500 (2)	0
Sharon Mills	312,500 (2)	312,500 (2)	0
David Minkoff	312,500 (2)	312,500 (2)	0
Charles Newman	400,000 (4)	400,000 (4)	0
Allen Notowitz	156,250 (2)	156,250 (2)	0

Name	Beneficially Owned Before Offering (1)	Number of Shares Being Offered	Number of Shares Beneficially Owned After Offering (3)
Platinum Partners	1,012,500 (4)	1,012,500 (4)	0
Michael Pisani	500,000 (2)	500,000 (2)	0
Anthony Polak	312,500 (2)	312,500 (2)	0
Risner Millennium Trust	125,000 (2)	125,000 (2)	0
RL Capital Partners	625,000 (2)	625,000 (2)	0
Gary Roberts	375,000 (2)	375,000 (2)	0
Ronald Sheldon Trust	625,000 (2)	625,000 (2)	0
James Royal	937,500 (2)	937,500 (2)	0
Ronald & Juanita Royal	312,500 (2)	312,500 (2)	0
Barry Saxe	1,250,000 (2)	1,250,000 (2)	0
Ben-Zion Schneider	640,000 (4)	640,000 (4)	0
Seaside Partners, LP	1,875,000 (2)	1,875,000 (2)	0
Robert Smith	312,500 (2)	312,500 (2)	0
South Ferry LP	2,700,000 (2)	2,700,000 (2)	0
Lawrence Starr	312,500 (2)	312,500 (2)	0
Michael Unrein	156,250 (2)	156,250 (2)	0
John Wechsler	625,000 (2)	625,000 (2)	0
Jon White	625,000 (2)	625,000 (2)	0
James C. Yadgir	200,000 (4)	200,000 (4)	0
Isabelle Guyon	200,000 (4)	200,000 (4)	0
Westrock Advisors	325,782 (7)	325,782 (7)	0
Ana Maria Melo	15,626 (8)	15,626 (8)	0
Edward Taylor	953,903 (9)	953,903 (9)	0
Joe McKenzie	2,301,688 (10)	379,624 (10)	1,922,064
Roger S. Brown	125,000 (2)	125,000 (2)	0
James D. Bond	62,500 (2)	62,500 (2)	0
Ron Vogel	4,000,000 (2)	4,000,000 (2)	0
Harry Snow	312,500 (2)	312,500 (2)	0
Trevor Colby IRA	770,000 (6)	770,000 (6)	0
Trevor Colby	738,800 (6)	738,800 (6)	0
William Quirk Jr.	10,500,000 (2)	10,500,000 (2)	0
Landsberger Family Trust	3,375,000 (2)	3,375,000 (2)	0
Rosemary G. Nelson	750,000 (2)	750,000 (2)	0
Total:	61,406,299	59,484,235	1,922,064

(1)
The number of shares beneficially owned is determined in accordance with Rule 13(d)-3 of the Securities Exchange Act of 1934, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which each selling stockholder has sole or shared voting power or investment power and also any shares that the selling stockholder has the right to acquire within 60 days.

(2)	Includes warrants to acquire half the number of shares listed at an exercise price of $0.24 per share and expiring on December 31, 2008.
(3)	Assumes that all shares covered by this prospectus will be resold by the selling stockholders in this offering.
(4)	Comprised of warrants to acquire the shares of common stock at an exercise price of $0.24 per share and expiring on December 31, 2008.
(5)	Includes warrants to acquire 1,350,000 shares of common stock at an exercise price of $0.24 and expiring on December 31, 2008.

(6)	Includes warrants to acquire 500,000 shares of common stock at an exercise price of $0.24 and expiring on December 31, 2008.
(7)	Comprised of warrants to acquire 325,782 shares of common stock at an exercise price of $0.24 per share and expiring on December 31, 2008.
(8)	Comprised of warrants to acquire 15,626 shares of common stock at an exercise price of $0.24 per share and expiring on December 31, 2008.
(9)	Comprised of warrants to acquire 953,903 shares of common stock at an exercise price of $0.24 per share and expiring on December 31, 2008.
(10)	Does not include warrants.

PLAN OF DISTRIBUTION

We are registering the shares of common stock on behalf of the selling stockholders. All costs, expenses and fees in connection with the registration of the shares offered by this prospectus will be borne by us, other than brokerage commissions and similar selling expenses, if any, attributable to the sale of shares which will be borne by the selling stockholders. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act. Sales of shares may be effected by selling stockholders from time to time in one or more types of transactions (which may include block transactions) in the over-the-counter market, any exchange or quotation system, in negotiated transactions, through put or call options transactions relating to the shares, through short sales of shares, or a combination of any such methods of sale, and any other method permitted pursuant to applicable law, at market prices prevailing at the time of sale, or at negotiated prices. Such transactions may or may not involve brokers or dealers.

The selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the shares or of securities convertible into or exchangeable for the shares in the course of hedging positions they assume with selling stockholders. The selling stockholders may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealers or other financial institutions of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as amended or supplemented to reflect such transaction). The selling stockholders may pledge and/or loan these shares to broker-dealers who may borrow the shares against their hedging short position and in turn sell these shares under the prospectus to cover such short position.

The selling stockholders may make these transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from selling stockholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer is not expected to be in excess of customary commissions).

The selling stockholders and any broker-dealers that act in connection with the sale of shares may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers or any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

Because selling stockholders may be deemed “underwriters” within the meaning of Section 2(11) of the Securities Act, the selling stockholders may be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling stockholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

Selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act provided they meet the criteria and conform to the requirements of Rule 144.

BUSINESS

Our History

We were organized under the name Direct Wireless Communications, Inc., in April 2001 by Direct Wireless Corporation, which licensed to us its technology for a wireless telephone. In October 2001, Direct Wireless Corporation, then our sole stockholder, pursuant to an effective registration statement under the Securities Act of 1933, distributed its entire holdings of our common stock as a stock dividend to its stockholders. As a result of the dividend, Direct Wireless Corporation ceased to own any of our equity securities. The negative events that occurred over the next several years in the communications industry made it difficult for us to fund the advancement of our communication platform. As a result, we made the decision to strategically change the overall direction of our intended business activities.

On August 26, 2003, we acquired all of the assets of The Barnhill Group, LLC, which was owned by Stephen D. Barnhill, M.D. Dr. Barnhill is a physician trained in laboratory medicine and clinical pathology. He developed artificial intelligence and pattern recognition computational techniques used in medicine, genomics, proteomics, diagnostics and drug discovery. Following the acquisition, Dr. Barnhill became our Chief Executive Officer and Chairman of our Board of Directors. Also, immediately following our acquisition of the assets of The Barnhill Group, LLC and the change in strategic direction of the Company, our licensing rights to the telecommunications technology previously granted by Direct Wireless Corporation were terminated and all payments due to Direct Wireless Corporation were terminated.

Subsequently, we amended our charter to change our name to Health Discovery Corporation (“HDC” or the “Company”). Direct Wireless Communications (DWCM) officially became Health Discovery Corporation on November 6, 2003, at which time the new trading symbol (HDVY) became effective.

On September 30, 2003, we acquired the assets of Fractal Genomics, LLC, a company with patented Fractal Genomics Modeling software, through the issuance of 3,825,000 common shares of the Company. In addition to the shares of common stock of the Company issued for the acquisition of Fractal Genomics, LLC’s assets, the Company agreed to execute a note for $500,000 payable in $62,500 quarterly installments to the seller beginning on January 1, 2004 with the final payment being made in October 2005. Fractal Genomics’ technology finds, links and models patterns of similarity hidden in large amounts of information, such as the clinical databases used for diagnostic and drug discovery. Fractal Genomics has applied its technology to protein and pathway discovery in leukemia and lung development, which could lead to the identification of novel proteins that could be used to develop diagnostic markers and drug targets. Our acquisition of Fractal Genomics’ assets was completed on December 30, 2003.

On July 30, 2004, we began purchasing rights to a portfolio of 71 patents and pending patent applications, including patents on the use of Support Vector Machines, or SVMs, and other machine learning tools useful for diagnostic and drug discovery (the “SVM Portfolio”). On May 6, 2005, we acquired the remaining interest in the SVM Portfolio from a group of unrelated third parties.

Effective September 26, 2004, we were assigned a patent license agreement with Lucent Technologies GRL Corporation (“Lucent”). The patent license agreement was associated with the patents acquired July 30, 2004. We agreed to pay minimum royalty fees to Lucent, which increases as a percentage of revenue based on each licensed product that is sold, leased, or put into use by the Company. The license granted will continue for the entire unexpired term of Lucent’s patents.

Our Principal Market

The principal healthcare market for our pattern recognition technology and biomarker discoveries is the growing field of molecular diagnostics. Borrowing from the two disciplines of genomics and proteomics, molecular diagnostics categorizes cancer and other diseases using technology such as mass spectrometry and gene chips. Genomics is the study of all the genes in a cell or organism, and proteomics is the study of all the proteins. Molecular diagnostics determines how these genes and proteins interact in patients by focusing on patterns – gene and protein patterns – in different types of healthy and diseased patient cells. Molecular diagnostics uncovers these genomic and proteomic changes and captures this information as expression patterns. Also called molecular signatures, these expression patterns are improving clinicians’ ability to diagnose cancer earlier, predict which patients will respond to certain treatments, predict cancer recurrence risk, and select appropriate treatment for individual patients.

Molecular diagnostics can provide early, accurate screening and prediction of diseases in their asymptomatic stages, years before symptoms manifest or diseases actually begin. This allows intervention to begin at that early point, perhaps preventing the disease entirely. Early intervention will allow the healthcare system to encompass both reactive and preventive medicine, improving overall healthcare efficiency and possibly reducing systemic healthcare expenditures.

The molecular diagnostics industry is an increasingly powerful health care participant with tremendous potential. It is characterized by a very diverse, constantly changing technology base that continuously produces new opportunities and applications. Advances in PCR (polymerase chain reaction), multiplexing, sequencing and other technologies are propelling both new and old companies forward with novel capabilities.  Similarly, a growing understanding of the molecular basis of cancer and other chronic diseases has awakened new realms of medicine to the possibilities of molecular diagnostic testing.

Clinicians have discovered that molecular diagnostics have many uses beyond just the creation of new screening and diagnostic tools. Expression patterns can also provide information for the design of new cancer treatments, monitor the treatment’s effectiveness as it is studied in a clinical trial, and even predict the patient’s response to a new treatment. In addition to its importance in addressing the many kinds of cancer, molecular diagnostics will likely become an important technology for detecting resistance to antibiotics, a major hazard in the hospital setting. In the future, molecular tests should be able to determine within two to three hours not only the nature of an infection but also any potential resistance.

Today, the molecular diagnostics market represents about $18 billion in revenue per year for both commercial and home-brew molecular diagnostic tests, and it is expected to reach more than $92 billion by 2016 according to a recent study. Primary market drivers include the addition of new diagnostic tests in high-volume testing areas coupled with the introduction of new instrumentation that provide greater ease, speed, and quality in test performance. Now growing at an average annual rate of more than 40%, the potential for molecular diagnostics is particularly impressive in the U.S. which represents the largest market with the most favorable conditions for molecular diagnostics entry and marketing.

From a demographic standpoint, 12% of the U.S. population was 65 years old or older in 2000. By 2030, that segment is anticipated to grow to 20% of the population, burdening the healthcare system with increased numbers of cardiovascular, neurological, and other age-related diseases. Age-related conditions are expected to contribute to the health care market that will require greater product development and marketing of assays, including molecular tests.

Diagnostics addressing the pharmacogenetic testing segment (i.e. companion diagnostics and surrogate biomarkers) are expected to drive market growth in the years ahead. Pharmacogenetics broadly relates to the study of genetic variations and their application to drug discovery to provide personalized therapy. Currently the second largest market sector behind diagnostics for infectious diseases, the pharmacogenetic sector of the molecular diagnostics market is projected to increase from its current $3 plus billion in revenues to more than $60 billion of the overall forecasted market over the next ten years.

Our SVM technology offers pharmaceutical companies a key tool as they approach drug discovery in this new era of personalized medicine. Accordingly, our marketing efforts are focused on utilizing our technology in partnership with many of the world’s leading pharmaceutical and life-sciences companies. Our primary commercialization pathway for our technology and discoveries is to enter into both licensing agreements and joint development opportunities that feature up-front license fees, fee-for-service development revenue, milestone payments, and royalty streams. The pharmaceutical industry is characterized by costly R&D efforts to create new patent-protected products, fierce competition for products that are not so protected, and ongoing consolidation as major companies acquire smaller players to add new products to existing pipelines.

The use of HDC’s SVM technology and our discovered biomarkers may help pharmaceutical companies develop and evaluate new drugs and medical therapies in less time and at lower cost. According to the lobby group PhRMA, only 1 of every 10,000 potential medicines investigated by America’s drug companies survives the research and development process and is approved for patient use by the U.S. Food and Drug Administration (FDA). On average, the drug developmental process can take up to 15 years in research and development, with costs approaching many hundreds of millions of dollars. This extended timeframe and enormous expense has led to an emphasis on the development of “blockbuster” drugs.

Within the drug discovery R&D process, biomarkers like ours can help pharmaceutical companies identify disease targets and pathways and validate mechanisms of drug action. They may also serve as pharmacodynamic indicators of drug activity, drug response, and drug toxicity in clinical development. Biomarkers may also be used to help avoid new drug failures in late stage trials, earlier detection of disease, and improved prognosis of therapeutic outcome.

We consistently work to influence the evolving relationship between diagnostics and monitoring patients for therapeutic outcome. With its February 2007 approval of MammoPrint, Agendia’s multi-gene expression breast cancer prognosis test, the FDA signaled its acceptance of the field of molecular diagnostics and highlighted the growing importance of personalized medicine. In particular, the advent of molecular diagnostics has led to the promise of a completely new paradigm in the care of patients suffering from cancer and other diseases.

Using companion diagnostics in patient care can substantially improve patient outcomes and pave the way for personalized, targeted medicine by reducing both misdiagnoses and adverse reactions, and by eliminating unnecessary and expensive downstream tests. Today, patient dosage levels are based on age, sex, and weight, as determined by empirical studies. However, specific drug metabolism may be as individualized as one’s fingerprint. In the future, molecular diagnostics may be able to direct physicians to the right drugs for every patient, no matter what the illness.

This trend towards personalized medicine may lead to the reduction of overall healthcare expenditures. What is known as a surrogate molecular marker may now be substituted for the lengthy process of comparing the effects of a prospective new drug versus a placebo on the ultimate outcome of a disease. As a result, a drug’s effectiveness against the disease process in question may be monitored more efficiently by evaluating the presence or absence of a specific biomarker, thereby avoiding failures late in the research and development process as well as the threat of recalls. One example of the successful application of biomarker data to therapeutic evaluation is the use of blood cholesterol levels to evaluate the effectiveness of cholesterol lowering drugs. This approach has the potential for creating a revolutionary new paradigm in the conduct of clinical trials worldwide.

Current diagnostic tools, such as blood marker-based immunoassays, imaging techniques, and biopsy analyses, provide valuable information and have played an important role in increasing survival rates of cancer patients. However, these tools have inherent limitations in accuracy (i.e. sensitivity and specificity) and remain quite expensive. There is a significant need for advanced diagnostic and prognostic tests that can provide meaningful information, screen for cancer, detect early recurrence, and monitor progression and therapeutic response in real time. HDC’s pattern recognition technology can play a critical role in the development of these tests because an advanced pattern recognition technique is required for this type of discovery. SVM technology is recognized as a superior pattern recognition tool available today as evidenced in hundreds of scientific papers worldwide.

Working with recognized diagnostic and pharmaceutical partners, our goal is to develop a product line of newly discovered biomarker signatures and pathways that can be found in human genes and genetic variations, as well as gene, protein and metabolite expression differences. In addition, we market our expertise in the design of clinical trials for companion diagnostics to substantiate the clinical validity and commercial utility of those biomarkers. We also market the potent combination of our intellectual property and intellectual prowess to our prospective collaborative partners. As inventors of the SVM technology, our world renowned mathematicians offer these companies the strongest possible development team for their drug discovery, diagnostic test, or other applications.

Our Technologies and Discoveries

HDC owns a patent portfolio of machine learning technology, including certain pioneer patents on SVM. We also have consulting arrangements with many of the physicians, clinical specialists and mathematicians responsible for developing and filing the pioneer neural network and SVM patents for the analysis of clinical data.

The Company’s SVM technology is commonly considered within the context of artificial intelligence. This is a branch of computer science concerned with giving computers the ability to perform functions normally associated with human intelligence, such as reasoning and optimization through experience. Machine learning is a type of artificial intelligence that enables the development of algorithms and techniques that allow computers to learn. Pattern recognition is machine learning with a wide spectrum of applications including medical diagnosis, bioinformatics, classifying DNA sequences, detecting credit card fraud, stock market analysis, object recognition in computer vision, and robot locomotion.

SVM Overview

SVMs are mathematical algorithms that allow computers to sift through large, complex datasets to identify patterns. SVM’s are widely acknowledged for their ability to discover hidden relationships in these complex datasets. With the ability to handle what is known as infinite dimensional space, SVMs are broadly considered to be superior to neural networks and other mathematical techniques. SVM is a core machine learning technology with strong theoretical foundations and excellent empirical successes.

Since their introduction in 1992, SVMs marked the beginning of a new era in the learning from examples paradigm in artificial intelligence. Rooted in the Statistical Learning Theory developed by Professor Vladimir Vapnik, a member of HDC’s Scientific Advisory Board, SVMs quickly gained attention from the math and science communities due to a number of theoretical and computational merits. This development advanced a new framework for modeling learning algorithms. Within this framework, the fields of machine learning and statistics were merged introducing powerful algorithms designed to handle the difficulties of prior computational techniques.

The new generation of learning algorithms that were developed based on this theory have proved to be remarkably resistant to the problems imposed by noisy data and high dimensionality. They are computationally efficient, have an inherent modular design that simplifies their implementation and analysis and allows the insertion of domain knowledge, and, more importantly, they have theoretical guarantees about their generalization ability. SVMs have been validated in hundreds of independent academic publications and presentations. In recognition for his work, Professor Vapnik received the prestigious Alexander von Humboldt Prize from the German government honoring foreign scientists and scholars for lifetime achievement.

SVMs have become widely established as one of the leading approaches to pattern recognition and machine learning worldwide and are replacing neural networks in a variety of fields, including engineering, information retrieval and bioinformatics. This technology has been incorporated into product and research applications by many biomedical, pharmaceutical, software, computer and financial companies. Educational and research institutions throughout the world have successfully applied SVMs to a wide array of applications, including gene and protein expression analysis, medical image analysis, flow cytometry, and mass spectrometry.

Recursive Feature Elimination - Support Vector Machine Overview

Recursive Feature Elimination (RFE-SVM) is an application of SVM that was created by members of HDC’s science team to find discriminate relationships within clinical datasets, as well as within gene expression and proteomic datasets created from micro-arrays of tumor versus normal tissues. In general, SVMs identify patterns - for instance, a biomarker/genetic expression signature of a disease. The RFE-SVM utilizes this pattern recognition capability to identify and rank order the data points that contribute most to the desired results based on specificity or sensitivity. The Company believes that its two RFE-SVM patents are currently the only RFE patents issued in the world.

Using RFE-SVM, we have been able to access information in micro-array datasets that the most advanced bioinformatics techniques missed. In one micro-array experiment, RFE-SVMs were able to filter irrelevant tissue-specific genes from those related to the malignancy. RFE-SVM has also been used to determine gene expression patterns that correlate to the severity of a disease, not just its existence. It has been shown to improve both diagnosis and prognosis by providing physicians with an enhanced decision tool. HDC scientists believe that these analytic methods are effective for finding genes and proteins implicated in several cancers, as well as in assisting with the pharmacogenetic and toxicological profiling of patients. The RFE-SVM method is also capable of finding those specific genes and proteins that are unhindered by ever-increasing patent protection.

Fractal Genomic Modeling Overview

On September 30, 2003, we acquired the assets of Fractal Genomics, LLC, a company with patented Fractal Genomic Modeling (“FGM”) software. The fractal technology is used to find discriminate relationships within clinical datasets as well as within gene expression datasets created from micro-arrays of disease versus normal tissues.

The FGM data analysis technique has been shown to improve the mapping of genetic pathways involved in the diagnosis and prevention of certain diseases. HDC scientists feel that these analytic methods are effective for finding genes implicated in several cancers, HIV infection, lymphedema, Down’s syndrome, and a host of other diseases, as well as the pharmacogenetic profiling of patients.

FGM technology is designed to study complex networks. A complex network can be made up of genes inside a living organism, web pages on the Internet, stocks within a financial market, or any group of objects or processes that appear to be connected together in some intricate way. FGM uses a new approach toward modeling network behavior to rapidly generate diagrams and software simulations that facilitate prediction and analysis of whatever process is your particular object of study. Two important concepts behind FGM technology are the notions of scale-free networks and self-similarity.

The FGM process begins by creating a special mathematical surface (the FGM surface) where every point on the surface can be used to generate a network model with varying degrees of scale-free and fractal properties. Utilizing user-supplied data, models which best match the behavior of each node are selected and represented by a point on the FGM surface. These point-models are then linked, compared, and combined to generate diagrams that reflect the behavior of the entire network.

The end result of the modeling process is a diagram where circles represent nodes in the network and arrows represent directions of causality or “flow” through the network. FGM-derived diagrams expedite forecasting, analysis, and study of complex system behavior by clearly displaying all hubs, links, and flow in the network. These diagrams also serve as flow charts and schematics from which to build software simulations of the network. The FGM process can also be used to quickly search for networks and connections between processes and between objects that appear to be unrelated.

Our Scientific Achievements

HDC’s world renowned scientific team is uniquely experienced in the design, analysis and application of machine learning technology, having invented the concepts and many of the methodologies used to exploit domain knowledge. In addition, through pattern recognition, our science team has identified and patent-protected biomarkers as possible treatment advances for several diseases, including Benign Prostatic Hyperplasia (BPH), prostate cancer, leukemia, colon cancer, and AIDS.

Benign Prostatic Hyperplasia

HDC has identified and patent-protected a subset of genes that separates BPH from prostate cancer with a high degree of accuracy. This same set of genes also separated BPH from normal tissue patterns, indicating that BPH is a disease with molecular characteristics of its own. This discovery could be used to develop a new non-invasive diagnostic test for BPH, which does not currently exist, as well as a completely new type of therapy for patients with this disease.

BPH is a non-cancerous enlargement of the prostate gland that occurs as men age. The enlargement often leads to obstruction in the flow of urine through the urethra that passes through the prostate gland. BPH is a common condition, representing a global treatment market of almost $4 billion annually growing by 12% per year in fixed-rate US dollar terms. According to the National Institutes of Health (NIH), BPH affects more than 50% of men over age 60 and as many as 90% of men over the age of 70. While BPH does not cause prostate cancer, both may be found together.

Prostate Cancer

HDC has identified and patent-protected a genetic biomarker signature that identifies clinically significant high grade prostate cancer based on analysis of tissue samples. A logical next step will be to determine whether this same biomarker signature and the protein products of these genes exist in urine and other fluids that can be obtained non-invasively in order to develop non-tissue based diagnostics.

Prostate cancer is the second-leading cause of cancer death in men, after lung cancer. The National Cancer Institute (NCI) estimates that more than 218,000 new cases of prostate cancer will be diagnosed in the U.S. in 2007, with more than 27,000 deaths.

More than one million men a year undergo biopsies of the prostate gland after a cancer-screening test reveals moderately elevated levels of prostate specific antigen (PSA) in the blood. Typically, a biopsy specimen is then used to determine if the tissue is cancerous. If cancer is found, the Gleason scale is used to evaluate the patient’s prognosis. This scale ranges from 1 to 5, wherein a higher Gleason score is given to cancer that is more aggressive.

Only one in four such biopsies reveals evidence of cancer. Many experts now believe that most of the prostate biopsies performed each year are unnecessary. According to a group of urologists led by Stanford University’s Dr. Thomas Stamey MD, a member of HDC’s Scientific Advisory Board, the PSA test is now all but useless for predicting the risk of prostate cancer since it indicates nothing more than whether the prostate gland is enlarged, a common condition called benign prostatic hypertrophy which is associated with the normal aging process for men. The PSA can also be raised by benign prostatic hyperplasia, biopsy of the prostate, transurethral prostatectomy, acute urinary retention, acute prostatitis, and ejaculation.

The Stamey study noted that tumors encountered twenty years ago were generally so large they generated PSA levels high enough to provide a reasonably good measure of cancer severity. Now that screening is more commonplace in this country, many cancers are being caught earlier and are usually smaller - not generating enough PSA to be a good indicator of severity. Given the importance of determining severity, there remains an urgent need for serum markers that reflect the size and grade of this ubiquitous cancer. It is conceivable that developments flowing from HDC’s recent discoveries may ultimately displace Gleason score as an indicator of prostate cancer severity.

Leukemia

HDC has identified and patent-protected a set of leukemia genes that can separate ALL-T-cell leukemia from ALL-B-cell leukemia with a high degree of accuracy. The Company collaborated with the University of Texas M.D. Anderson Cancer Center to analyze a gene expression database to identify new biomarkers and pathways involved in leukemia.

Leukemia is a type of cancer that originates in the bone marrow. The accumulation of malignant cells interferes with the body’s production of healthy blood cells and makes the body unable to protect itself against infections. The National Cancer Institute (NCI) estimates that more than 44,000 new cases will be diagnosed in the U.S. in 2007, with almost 22,000 deaths.

Colon Cancer

HDC has identified and patent-protected colon cancer-specific biomarkers that can be used in the development of diagnostic assays for cancer detection, disease discrimination, and even a potential vaccine. The aim of this early biomarker discovery project was to define the gene expression patterns associated with colon cancer. Our RFE-SVM served as an effective tool for sifting through the noise of thousands of measurements to highlight only those genes that optimally contributed to the study focus.

In the United States, colorectal cancer is the third most common cancer in men and women. The National Cancer Institute (NCI) estimates that more than 112,000 new cases of colon and rectal cancer will be diagnosed in the U.S. in 2007, with more than 50,000 deaths.

When colorectal cancer is detected early, survival rates are much higher. The survival rate at five years is 91% for patients who receive early treatment. When adjacent organs or lymph nodes are affected, the five-year survival rate drops to 66%. In cases where the cancer spreads to other organs, the survival rate drops to only 8%. Thus, it is essential that all patients undergo screening for the early detection of pre-cancerous conditions.

Most colon cancers can be detected early with routine colonoscopy, but only a small percentage of the at-risk population has this procedure. Fear of the procedure and its complications along with its high cost have limited the potential of colonoscopy to be used as an acceptable screening tool for colon cancer.

AIDS

HDC has identified and patent-protected an AIDS expression signature that can separate AIDS brain cells from non-AIDS brain cells with a high degree of accuracy.

This biomarker discovery was accomplished in conjunction with Dr. Paul Shapshak, Director of the Dementia/HIV Laboratory at the University of Miami Medical School, and a group of leading scientists using HDC’s proprietary FGM analysis technique. HDC sold the biomarker discovery to the University of Miami in November 2005.

HIV-related dementia occurs in 40 to 60 percent of all cases of HIV infection that are left untreated. Even when treated, dementia occurs in 10 percent of all cases of HIV infection, with the number continuing to rise as the virus becomes resistant to treatment. The dementia is related to inflammation in the brain caused by HIV infection, a problem whose underlying genetic causes are complex and largely unknown.

Breast Cancer

HDC is developing two breast cancer diagnostic technologies; one for detecting malignancy in mammograms (MammoSIGHT) and another for identifying circulating tumor cells in the blood (MetastaSIGHT). The detection component of these technologies finds the areas of particular interest in the image and separates these objects from the background. The feature extraction component formulates numerical values relevant to the classification task from the segmented objects. HDC’s patented technology can be used within all diagnostic imaging radiology techniques, including PET scans, CT scans, and MRIs.

For women, breast cancer is the most common non-skin cancer and the second leading cause of cancer-related death in the United States. However, death rates from breast cancer have been declining since 1990, and these decreases are believed to be the result, in part, of earlier detection and improved treatment. Mammography remains the best method of early breast cancer detection. According to studies cited by the National Cancer Institute, 10 to 20 percent of breast cancers detected by a physical exam were missed by a film mammogram. For this reason, there have been extensive research efforts to improve mammography.

The FDA reports that there are about 33.5 million mammography procedures performed each year in the United States. Data from 2000-2002 show that about 70 percent of all mammograms that are performed annually are for screening purposes (to detect cancer as opposed to following cancer once it has been diagnosed). This translates to about 23.5 million screening procedures every year.

Studies have shown that among newly diagnosed breast cancer cases in which the patients have previous mammograms, 75% of the cases will have abnormality detectable in the old films. In fact, missed cancer reading in mammography is a major source of lawsuits in radiology. Detecting malignancy in mammograms can be very difficult. Individual mammograms are unique and there can be great variation within “normal” images. Unlike CT and MRI, mammograms are not cross-sectional images. Basically, a mammogram produces a two-dimensional picture of a three-dimensional object. The projection from 3D to 2D and the resulting overlaps on the images may interfere with the recognition of the distinguishing features. The features are often very subtle. The rules for differentiating the benign and malignant cases are vague and not easily formulated.

One way to reduce reading errors is to have two radiologists read the same mammograms independently. However, in most health care systems, it is not feasible to implement such a two-radiologist reading process. A computer-assisted detection (CAD) system serving as a second reader is therefore an attractive option and CAD is currently reimbursed by both insurance companies and Medicare.

One of the most recent advances in x-ray mammography is digital mammography. Digital (computerized) mammography is similar to standard mammography in that x-rays are used to produce detailed images of the breast. Digital mammography uses essentially the same mammography system as conventional mammography, but the system is equipped with a digital receptor and a computer instead of a film cassette. Several studies have demonstrated that digital mammography is at least as accurate as standard mammography.

For a woman getting either a traditional film mammogram or the digital version, the experience of the exam is the same: each breast is compressed by a machine between square plates, while a very low dose of radiation is passed through the tissue. The major difference comes in how the image is viewed and stored. Digital scans are stored in bits and bytes on a computer where, theoretically, they can be enhanced for contrast if necessary, or otherwise manipulated to improve the information provided.

Both digital and film mammography use X-rays to produce an image of the breast. In film mammography, which has been used for over 35 years, the image is created directly on a film. While standard film mammography is very good, it is less sensitive for women who have dense breasts. A major limitation of film mammography is the film itself. Once a film mammogram is obtained, it cannot be significantly altered; if the film is underexposed, for example, contrast is lost and cannot be regained.

Digital mammography takes an electronic image of the breast and stores it directly in a computer. Digital mammography uses less radiation than film mammography and allows for improvement in image storage and transmission because images can be stored and sent electronically. Radiologists can use software to help interpret digital mammograms.

In September 2006, digital mammograms received heightened attention when the National Cancer Institute released details of the Digital Mammographic Imaging Screening Trial (DMIST), a $26 million study of 49,528 women at 33 sites in the United States. DMIST showed that, for the entire population of women studied, digital and film mammography had very similar screening accuracy. However, the study concluded that the new digital technology was found to be better than film mammograms at detecting cancer among three groups of women: (1) those with very dense breasts, as determined by their doctors; (2) women under 50, whatever their breast density; and, (3) women of any age who were premenopausal or who had had at least one menstrual period within 12 months of the last mammogram. These results suggest that for women who fall into the three subgroups, digital mammography may be better at detecting breast cancer than traditional film mammography. Approximately 65% of the women in DMIST fit into one of the three subsets that showed a benefit with digital mammography. Today, approximately 8% of breast imaging units provide digital mammography.

MammoSIGHT

HDC’s MammoSIGHT technology introduces the use of SVMs in detecting malignancy in mammograms. The SVM classifier produces an index discriminating between the benign and malignant cases. The individual components can be developed in parallel because of the modular structure. In developing the calcification segmentation component, a selected set of malignant, benign and normal cases representing a wide range of images was used to guide and test the design in order to produce a general, robust and accurate algorithm. At the same time, the SVM classifier was developed and tested with manually prepared input data. A set of 300 images (150 benign and 150 malignant cases) was used in training the SVM. An independent set of 328 images was used for testing. High dimensional input features were used to ensure a sufficient capacity for automatically extracted features.

Clusters of micro calcifications are characterized by their relatively small sizes and high densities. The algorithm combines a recursive peak seeking technique with morphological operations to achieve a highly accurate calcification detection and segmentation.

MetastaSIGHT

Cancer cells have the ability to migrate from the organ of its origin to any distant organ throughout the body. This is known as metastasis, the hallmark of malignant cancers. During metastasis, cancerous cells break through barriers to travel through the body’s circulatory system to invade other organs. These cells form new cells in vital organs throughout the body, becoming secondary tumors that destroy normal cells by depriving them of nutrition.

Even with today’s best treatment when the cancer is forced into remission, metastasis will not necessarily leave the body. Metastasis cannot be eliminated by surgery. Often, malignant cells circulate in the blood before detection by clinical examination. MetastaSIGHT uses an SVM-based approach to introduce new cellular imaging technology that identifies circulating tumor cells in the blood.

Employees

On December 31, 2006, we had 5 full time employees. We do not expect any significant change in the number of employees over the next 12 months. We consider our employee relations to be good, and we have no collective bargaining agreements with any employees.

Website Address

Our corporate website address is www.HealthDiscoveryCorp.com. To view our public filings from the home page, select the “Display SEC Filings” tab followed by “SEC Filings.” This is a direct link to our filings with the Securities and Exchange Commission (“SEC”), including but not limited to our Annual Report of Form 10-KSB, quarterly reports on Form 10-QSB and current reports on Form 8-K, and any amendments to these reports. These reports are accessible soon after we file them with the SEC.

Governmental Regulation

Our business plan involves First Phase Biomarker Discovery in the field of molecular diagnostics. This early discovery process does not involve any governmental regulations or approvals. If we are successful in licensing our discoveries to other companies, FDA approvals may be required before the ultimate product may be sold to consumers. Companies licensing our discoveries or technologies will be responsible for all costs involved in such approvals. If we are not successful in licensing these discoveries and choose to take these discoveries to market ourselves, we may then be subject to applicable FDA regulations and would then bear the costs of such approvals.

We know of no governmental regulations that will affect the Company’s current operations or products.

Intellectual Property

In connection with the SVM Acquisition, we obtained rights to the intellectual property within the “SVM portfolio” that currently consists of twenty patents which were or have since issued as well as 35 other patent applications that are pending in the U.S. and elsewhere in the world. The issued patents and pending applications in the SVM portfolio to date, including new applications that we have filed since acquiring the original IP, HDC are:

Patent/Application No.	Title	Expiration Date
U.S. Patent No. 6,128,608	Enhancing Knowledge Discovery Using Multiple Support Vector Machines	05/01/2019
U.S. Patent No. 6,157,921	Enhancing Knowledge Discovery Using Support Vector Machines in a Distributed Network Environment	05/01/2019
U.S. Patent No. 6,427,141	Enhancing Knowledge Discovery Using Multiple Support Vector Machines.	05/01/2019
U.S. Patent No. 6,658,395	Enhancing Knowledge Discovery from Multiple Data Sets Using Multiple Support Vector Machines.	05/01/2019
U.S. Patent No. 6,714,925	System for Identifying Patterns in Biological Data Using a Distributed Network.	05/01/2019
U.S. Patent No. 6,760,715	Enhancing Biological Knowledge Discovery Using Multiple Support Vector Machines.	05/01/2019
U.S. Patent No. 6,789,069	Method of Identifying Patterns in Biological Systems and Method of Uses.	05/01/2019
U.S. Patent No. 6,882,990	Method of Identifying Biological Patterns Using Multiple Data Sets.	05/01/2019
U.S. Patent No. 6,944,602	Spectral Kernels for Learning Machines	02/19/2023
U.S. Patent No. 6,996,542	Computer-Aided Image Analysis	04/21/2021
U.S. Patent No. 7,117,188	Methods of Identifying Patterns in Biological Systems and Uses Thereof	05/01/2019
Australian Patent No. AU 764897	Pre-processing and Post-processing for Enhancing Knowledge Discovery Using Support Vector Machines.	05/01/2019

Patent/Application No.	Title	Expiration Date
Australian Patent No. AU 780050	Enhancing Knowledge Discovery from Multiple Data Sets Using Multiple Support Vector Machines.	05/24/2020
Chinese Patent No. ZL00808062.3	Enhancing Knowledge Discovery from Multiple Data Sets Using Multiple Support Vector Machines.	05/24/2020
European Patent No. 1192595	Enhancing Knowledge Discovery from Multiple Data Sets Using Multiple Support Vector Machines.	05/24/2020
German Patent No. DE60024452.0-08	Enhancing Knowledge Discovery from Multiple Data Sets Using Multiple Support Vector Machines.	05/24/2020
Israeli Patent No. 146705	Enhancing Knowledge Discovery from Multiple Data Sets Using Multiple Support Vector Machines	05/24/2020
Norwegian Patent No. 319,838	Enhancing Knowledge Discovery from Multiple Data Sets Using Multiple Support Vector Machines.	05/24/2020
Australian Patent No. AU 779635	Method of Identifying Patterns in Biological Systems and Method of Uses.	10/27/2020
Canadian Application No. 2,330,878	Pre-Processing and Post-Processing for Enhancing Knowledge Discovery Using Support Vector Machines	05/01/2019
European Publication No. 1082646	Pre-Processing and Post-Processing for Enhancing Knowledge Discovery Using Support Vector Machines	05/01/2019
Hong Kong Application No. 011065063	Pre-Processing and Post-Processing for Enhancing Knowledge Discovery Using Support Vector Machines	05/01/2019
Indian Application No. 2000/00580	Pre-Processing and Post-Processing for Enhancing Knowledge Discovery Using Support Vector Machines	05/01/2019
Canadian Application No. 2,371,240	Enhancing Knowledge Discovery from Multiple Data Sets Using Multiple Support Vector Machines	05/24/2020
Indian Application No. 2001/01329	Enhancing Knowledge Discovery from Multiple Data Sets Using Multiple Support Vector Machines	05/24/2020
Japanese Application No. 2000-620577	Enhancing Knowledge Discovery from Multiple Data Sets Using Multiple Support Vector Machines	05/24/2020
South Korean Application No. 7015064/2001	Enhancing Knowledge Discovery from Data Sets Using Multiple Support Vector Machines	05/24/2020
Canadian Application No. 2,388,595	Method of Identifying Patterns in Biological Systems and Method of Uses	08/07/2020
European Publication No. 1236173	Method of Identifying Patterns in Biological Systems and Method of Uses	08/07/2020
Japanese Application No. 2001-534088	Method of Identifying Patterns in Biological Systems and Methods of Uses	08/07/2020
U.S. Patent Publication No. 2005/0165556	Colon Cancer-Specific Markers	05/01/2019
U.S. Application No. 11/274,931	Biomarkers for Screening, Predicting, and Monitoring Prostate Disease	05/01/2019
PCT Application No. PCT/US2005/041442	Biomarkers for Screening, Predicting, and Monitoring Prostate Disease	11/14/2025
Australian Application No. 2002253879	Methods of Identifying Patterns in Biological Systems and Uses Thereof	01/24/2022

Patent/Application No.	Title	Expiration Date
European Publication No. 1459235	Methods of Identifying Patterns in Biological Systems and Uses Thereof	01/24/2022
Japanese Application No. 2002-560076	Methods of Identifying Patterns in Biological Systems and Uses Thereof	01/24/2022
U.S. Patent Publication No. 2006/0074821	Spectral Kernels for Learning Machines	02/19/2023
European Publication No. 1384155	Spectral Kernels for Learning Machines	02/19/2023
U.S. Patent Publication No. 2005/0071300	Kernels and Methods for Selecting Kernels for Use in a Learning Machine	05/07/2022
European Publication No. 1393196:	Kernels and Methods for Selecting Kernels for Use in a Learning Machine	05/07/2022
U.S. Application No. 11/349,542	Computer-Aided Image Analysis	05/01/2019
Canadian Application No. 2,435,290	Computer Aided Image Analysis	01/23/2022
European Publication No. 1356421	Computer Aided Image Analysis	01/23/2022
Japanese Application No. 2002-560082	Computer Aided Image Analysis	01/23/2022
U.S. Patent Publication No. 2005/0216426	Methods for Feature Selection in a Learning Machine	08/07/2020
U.S. Patent Publication No. 2005/0071140	Model Selection for Cluster Data Analysis	05/17/2022
U.S. Application No. 10/481,068	Data Mining Platform for Bioinformatics	08/07/2020
U.S. Patent Publication No. 2005/0228591	Kernels and Kernel Methods for Spectral Data	08/07/2020
U.S. Patent Publication No. 2005/0131847	Pre-Processed Feature Ranking for a Support Vector Machine	08/07/2020
European Publication No. 1449108	Pre-Processed Feature Ranking for a Support Vector Machine	11/07/2022
U.S. Provisional Application No. 60/833,644	Biomarkers for Screening, Predicting, and Monitoring Benign Prostate Hyperplasia	N/A
U.S. Provisional Application No. 60/888,070	Biomarkers for Screening, Predicting, and Monitoring Prostate Disease	N/A

HDC also owns intellectual property rights in U.S. and foreign patents and pending patent applications covering the FGM technology. The FGM portfolio includes 1 issued patent and 6 pending patent applications, which are:

U.S. Patent No. 6,920,451	Method for the Manipulation, Storage, Modeling, Visualization and Quantification of Datasets.	01/19/2021
U.S. Patent Publication No. 2005/026199	Method for Identifying Biomarkers Using Fractal Genomics Modeling.	01/19/2021

Patent/Application No.	Title	Expiration Date
U.S. Patent Publication No.: 2005/0158735	Method for Studying Cellular Chronomics and Causal Relationships of Genes Using Fractal Genomics Modeling.	01/19/2021
U.S. Patent Publication No.: 2005/0076190	Method for the Manipulation, Storage, Modeling, Visualization and Quantification of Datasets.	01/19/2021
WIPO Publication No. WO 2006/083330	Method for the Manipulation, Storage, Modeling, Visualization and Quantification of Datasets.	05/05/2007
European Publication No.: 1252588	Method for the Manipulation, Storage, Modeling, Visualization and Quantification of Datasets.	01/19/2021

Our Competition

HDC’s main service/product is First-Phase Biomarker Discovery. While there are numerous companies that perform individual steps in this process, we know of no other company that performs all steps in First-Phase Biomarker Discovery. Competing companies in the biomarker discovery arena have made numerous promising discoveries but have failed to bring fully validated biomarkers to market. We feel that by performing and controlling all steps of this process, we can eliminate the problems these companies have had in validating their findings, and thus, produce fully validated, marketable biomarkers.

Our SVM and FGM technologies give us a distinct advantage over competing technologies. Neither classical statistical analysis nor neural networks (the two competing technologies) can handle the large amounts of inputs necessary to produce fully validated biomarkers.

Research and Development

Our past Research and Development costs have been minimal due to the unique relationships we have maintained with the members of our scientific team and their institutions. Our total R&D costs have consisted solely of the consultant fees paid to Dr. Stamey, Dr. Vapnik, and Dr. Guyon. These fees consisted of $70,734 in cash for 2006 and $404,421 in cash for 2005.

PROPERTIES

We do not own any real property. We lease 1,554 square feet of office space in Savannah, Georgia, on a month-to-month basis for a cost of $1,036 per month. Our principal executive office is located at 5501 ½ Abercorn Street, Savannah, Georgia 31405, and our telephone number is (912) 352-7488. Our principal executive office is well maintained and suitable for the business conducted in it.

LEGAL PROCEEDINGS

On May 25, 2004, we filed suit in the District Court of McLennan County, Texas, against Bill G. Williams, Shirley K. Williams, W. Steven Walker, Jerry W. Petermann and a company controlled by Mr. Williams. In this action we allege that an aggregate of 700,000 shares of our common stock (4,900,000 after a 7-1 stock split) issued to Mr. Williams, Mr. Walker, Mr. Braswell and Mr. Petermann were not issued in compliance with Texas law and we sought to restrain the defendants and persons acting on their behalf or in concert with them from selling any shares of our stock. We also requested that the Court declare we were permitted to cancel the shares issued to the defendants and award monetary damages, attorney’s fees and costs of the action.

In June 2004, Jerry W. Petermann agreed to return to the Company 1,000,000 shares of the Company stock, which were cancelled upon return to the Company. In addition, in June 2004, Robert S. Braswell IV agreed to return to the Company 2,100,000 shares of the company stock, all of which were cancelled upon return to the Company. Cancellation of the returned stock certificates was considered full and final settlement of the claims brought against Mr. Petermann and Mr. Braswell in this lawsuit.

In July 2004, W. Steven Walker Esq., former general counsel, an officer and director of the Company, agreed to settle with the Company and return 366,036 shares of our common stock, which were all of the shares then owned by him, and he will no longer be a party to the suit. At this time, only the shares originally issued to Mr. Williams are subject to the suit, and the Company believes he controls approximately 1.6 million shares of our common stock.

After several rulings at the District Court, on August 25, 2004 the Court of Appeals for the Tenth District of the State of Texas granted our appeal and entered an order, remanding the case to the original trial judge with instructions to issue a temporary injunction to preserve the status quo. The injunction will remain until a judgment in the case becomes final or the court otherwise instructs. The injunction requires the remaining defendants, their agents, employees, affiliates, any person or entity they control, and any person acting in concert with them to (i) stop and refrain from selling or otherwise disposing of any share of our common stock; and (ii) deposit into the registry of the District Court all shares of our common stock they now own or hold. Costs of the appeal were assessed against the Respondents. The defendants have asserted several counter claims against the Company, including a derivative action, and have brought third-party claims against several current officers of the Company.

On June 26, 2006, we originally filed suit in the United States District Court for the Eastern District of Texas against Ciphergen Biosystems, Inc. (“Ciphergen”), alleging claims for infringement of three patents related to support vector machine technology and seeking monetary and injunctive relief. Ciphergen denied infringement, challenged the validity of the patents, and alleged counterclaims against us. We deny liability to Ciphergen under the alleged counterclaims. Pursuant to a motion filed by Ciphergen, the litigation has been transferred to the United States District Court for the Northern District of California.

On June 26, 2006, we also filed suit in the United States District Court for the Eastern District of Texas against Equbits LLC (“Equbits”), alleging claims for infringement of three of our patents related to Support Vector Machine technology and seeking monetary and injunctive relief. On November 27, 2006, the court entered a Consent Final Judgment permanently enjoining Equbits from making, using, selling, renting, leasing, or offering to sell in the United States, or from importing into the United States, any product that utilizes support vector machine technology, with certain limited exceptions related to technical support for previously sold products to two third parties.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Corporate Overview

Our Company is a pattern recognition company that uses advanced mathematical techniques to analyze large amounts of data to uncover patterns that might otherwise be undetectable. Our Company operates primarily in the emerging field of molecular diagnostics where such tools are critical to scientific discovery. Our primary business consists of licensing our intellectual property and working with prospective customers on the development of varied products that utilize pattern recognition tools. We also endeavor to develop our own product line of newly discovered biomarkers and pathways that include human genes and genetic variations, as well as gene, protein, and metabolite expression differences. In drug discovery, biomarkers can help elicit disease targets and pathways and validate mechanisms of drug action. They may also be pharmacodynamic indicators of drug activity, response and toxicity for use in clinical development.

We intend to provide pharmaceutical and diagnostic companies with all aspects of first phase diagnostic and drug discovery, from expert assessment of the clinical dilemma through proper selection and procurement of high quality specimens. We will then apply our proprietary analytical evaluation methods and state-of-the-art computational analysis to derive relevant and accurate clinical data, producing accurate biomarker and pathway discoveries, resulting in patent protection of our biomarker discoveries for future development.

Our business is based on the belief that in order to discover the most clinically relevant biomarkers, the computational component must begin at the inception of the clinical dilemma to be solved. This process includes several critical levels of decision-making - all of which are part of our business strategy. We intend to produce more relevant and predictable biomarkers for drug discovery so that new and better medicines and diagnostic markers can be developed for patients worldwide. With the completion of the acquisition of the SVM portfolio of patents we plan to begin to license the use of this technology.

Year Ended December 31, 2006 Compared with Year Ended December 31, 2005

Revenue

For the year ended December 31, 2006, revenue was $203,889 compared with $224,000 in revenue for the year ended December 31, 2005. Revenue is recognized for licensing and development fees over the period earned. As of December 31, 2006, the Company had received cash of $101,111 which was not recognized as revenue and is reported as deferred revenue. No such amount was recorded as of December 31, 2005.

Cost of Sales and Gross Margin

Cost of sales for 2006 was $28,671. Cost of sales includes all direct costs associated with the acquisition and development of patents and processes sold. All direct costs, primarily professional fees associated with licensing negotiations, are also included in cost of sales. Cost of sales was $33,536 in 2005.

Operating and Other Expenses

Amortization expense was $262,719 for the twelve months ended December 31, 2006 compared with $251,097 for the comparable period in 2005. This increase was due to amortization being charged throughout all of 2006 for intangibles acquired during 2005.

Professional and consulting fees totaled $1,123,498 for 2006 compared with $1,567,500 for 2005. These fees, related to legal, accounting and scientific activities, were reduced by 28.3% in 2006 because of continued efforts to control costs related to regulatory filing activity, patent protection efforts, and general corporate legal and accounting work along with benefits achieved in restructuring accounts payable.

Compensation of $770,000 for the twelve months ended December 31, 2006 was lower than the $822,261 reported for the comparable period of 2005. Compensation year to date benefited from implementation of a salary reduction plan in the third quarter of 2006. However, this benefit was offset by increased expense for compensation of $279,896 for warrants and options charged as a result of the implementation of SFAS 123(R) effective January 1, 2006.

Other general and administrative expenses decreased from $656,214 in 2005 to $542,710 in 2006. This decrease was largely due to expense reduction efforts throughout the entire 2006 period.

Loss from Operations

The loss from operations for the twelve months ended December 31, 2006 was $2,523,709 compared to $3,106,608 for the prior year. The decreased loss was due to the factors enumerated above.

Other Income and Expense

Interest income was $21,008 for the twelve months ended December 31, 2006 compared to $2,998 in 2005. Increased interest income was due to the higher average cash available to invest throughout 2006.

A gain on the restructuring of accounts payable of $97,864 was recorded in 2006 to reflect common stock warrants issued in payment of liabilities. No such amount was recorded in the comparable 2005 period.

Interest expense was $190,922 in 2006 compared with $55,406 in 2005. This increase was due to the higher interest rate associated with the renegotiated promissory notes, and interest related to the promissory note executed in the third quarter of 2006.

Net Loss

The net loss for the twelve months ended December 31, 2006 was $2,595,759 compared to $3,159,016 for the twelve months ended December 31, 2005. The reduced loss was due to the smaller loss from operations offset by increased net other expense, as previously discussed.

Net loss per share was $0.02 and $0.03 for the twelve months ended December 31, 2006 and 2005, respectively. The smaller net loss per share in 2006 compared to 2005 was due to the smaller net loss and the increased average number of shares outstanding in 2006.

Liquidity and Capital Resources

At December 31, 2006, the Company had $674,366 in available cash. Cash used by operating activities was $1,135,134. This was due primarily to the net loss of $2,595,759; however, net non-cash charges and adjustments of $1,460,625 favorably impacted the computation of the net cash used. Cash used by investment activities was $9,287 due to the acquisition of assets. Net cash provided by financing activities was $1,099,620 due to the cash received from the promissory note, sale of common stock, and the exercise of stock options and warrants offset by the repayment of debt totaling $26,780.

The following table summarizes the due dates of our contractual obligations. The Company has no long term lease agreements in effect as of December 31, 2006.

	Total	Less than 1 Year	1-3 Years
Accounts Payable Deferred	$170,966	$170,966	$—
Deferred Compensation	30,000	30,000	—
Accrued Interest	140,875	—	140,875
Convertible Notes Payable	665,643	—	665,643
Term Debt	321,911	—	321,911
Promissory Note	1,000,000	—	1,000,000
Total	$2,329,395	$200,966	$2,128,429

On September 1, 2006 the Company issued a promissory note in the amount of $1,000,000 to one of our directors. The annual interest rate is 5%, and the entire amount including accrued interest is due 2 years from the date of execution. The note may be repaid at any time prior to the due date with no penalty or additional fees. The Company intends to use the proceeds to fund general working capital requirements. The Company also issued 10,000,000 common stock warrants with an exercise price of $0.16 in connection with the promissory note. The warrants fully vest over ten months if the promissory note remains unpaid during that period. The estimated value of these warrants of $554,000 was recorded as additional paid in capital and debt discount and will be accreted as interest expense over the term of the promissory note.

Also, on September 1, 2006, the Company and an officer of the Company and an employee of the Company entered into amendments to each of the employment agreements whereby both waived receipt of compensation aggregating $143,200 deferred pursuant to such amended employment agreements in exchange for a one-time payment of $6,000 and $1,460, respectively. The Company will also reimburse the officer and the employee for any adverse tax consequences associated therewith. As a result, the Company recorded a reduction in compensation expense during the quarter of $143,200. The amount had previously been accrued as compensation to the officers with deferred payment terms. Prior to the renegotiation, the officers were receiving a portion of their salary in cash and deferring the remainder to be paid at a later date but agreed to forfeit $143,200 in their deferred salary for a one-time payment of $7,460. Additionally, the officers received an increase of 25% of their current salary amount paid in cash beginning in November 2006.

In addition, on September 1, 2006, the Company and certain holders of promissory notes previously issued by the Company entered into amendments to extend deferral of all remaining payments due under the notes until September 1, 2008. The notes were issued by the Company in July 2004 as consideration for the purchase of interests in the support vector machine patent portfolio. As of September 1, 2006, the notes had aggregate remaining principal of approximately $321,911 due in October 2007, with accrued interest of approximately $38,000. The deferred amounts will continue to accrue interest at a rate of 18%, which will be paid in shares of the Company’s common stock valued at $0.24 per share.

The Company, in an effort to preserve cash, to enable the Company to continue its operations, and as a condition to the loan from the director, negotiated a restructuring of certain of its accounts payable with selected vendors, primarily its legal and professional vendors. Two vendors reduced their outstanding balances by $37,190, or 50%, in settlement of the full liability for a cash payment of $37,190. This settlement was recorded as a gain on restructuring. Several other vendors agreed to extend the payment terms and defer collection on outstanding amounts for an indefinite period of time. The Company currently expects to pay such amounts in six to eight months upon increases in revenues and or additional equity or debt financing, although none of those events is certain. The total amount of accounts payable deferred was $170,966. The Company also issued 300,000 warrants to these vendors with an exercise price of $0.10 per share. The fair value of these warrants on the grant date was $16,872 and was recorded as an expense in connection with the restructuring. The amount was charged to expense in the quarter as the warrants vested immediately. The deferred payments to the vendors has not been discounted as the date of payment is not certain.

The Company has relied primarily on equity funding plus debt financing for liquidity during its developmental phase that ended in 2004. The Company produced sales, licensing, and developmental revenue in 2005 and 2006 and must continue to do so in order to generate sufficient cash to continue operations. The Company’s plan to have sufficient cash to support operations is comprised of generating revenue through licensing its significant patent portfolio, providing services related to those patents, and obtaining additional equity or debt financing. The Company has been and continues to be in meaningful discussions with a variety of parties, which if successful, will result in significant revenue.

We are in the final stages of negotiations with a large European pharmaceutical company to develop a companion diagnostic test using our discovered biomarkers as surrogates in the last phase of a clinical trial for its new drug to treat BPH (enlarged prostate). If the negotiation results in an agreement, we believe this will be the first attempt to incorporate a custom-made surrogate biomarker expression signature into a clinical trial for an existing drug. Working together with seven corporations and universities we have selected as our development partners, we believe that the Company can indeed build a successful test. If the BPH drug ultimately receives FDA approval, the test, which we expect to own, could also be used to monitor patients after commercial launch of the drug. Such an undertaking has other advantages, as well. The methodology we develop might be a model for an important component in the conduct of future clinical trials worldwide. The advantages of this novel approach could include reducing a trial’s duration and cost, providing more objective data, increasing patient safety by potentially reducing or eliminating placebos, and expediting the time to market for successful drugs. Almost as importantly, it may be able to provide information earlier in the trial process that a drug is not working, thus saving time, money and intellectual resources.

We have entered into an agreement with a leading biotech company to develop an SVM-based diagnostic test to help interpret flow cell cytometry data for a particular medical condition. Our science team’s analysis of partial data provided to us demonstrates a successful proof of concept. If our partner accepts our conclusions, it opens a portal to similar work on diseases such as leukemia and lymphoma that are far more prevalent.

We have just entered discussions with the same biotechnology company and another diagnostics firm to develop a breast cancer prognostic test similar to the Oncotype DX test from Genomic Health and the new FDA-approved MammaPrint test from Agendia, a European firm. If we can reach agreement with either party, we will lead the development of this project and own some or all of the final FDA-approved product. We envision an exclusive relationship with only one of these firms, not both.

We have started discussions with a large international healthcare company we have long pursued. At stake is licensing and product development using SVMs in diagnostic radiology, including mammography, PET scans, CT scans, MRI and other radiological images. We own a number of SVM patents in this field that we think are very important.

We are in early talks with three companies about our recently-discovered 4-gene prostate cancer biomarker signature, for which we have filed a patent application. Given the accuracy (95% AUC, as noted earlier) and disease-specific applicability of this biomarker, as well as the level of enthusiasm we discern at these firms, it is possible that discussions could progress at a much faster pace than we have experienced in the past.

We have received serious inquiry from a European molecular diagnostics company about the applicability of our RFE-SVM pattern recognition technology to MicroRNA expression signature discovery and to circulating tumor cells to identify micro-metastasis in blood.

Finally, we have been in continuing but still embryonic discussions with a few clinical labs to provide commercial outlets for biomarker-based clinical tests to be developed and wholly or partly owned by us. With one or more such partners, we may be able to market tests directly to physicians. The selection of any particular clinical lab partner may be incorporated into a specific license and product development deal.

In addition to traditional license and development agreements, we are expanding our approach to monetizing our intellectual property. In the first quarter of 2007, we formed a joint venture, SVM Capital, LLC, with Atlantic Alpha Strategies, LLC to apply our SVM pattern recognition tools to quantitative investment analysis. We believe that research efforts to date show promise in developing computer-based investment and hedging techniques. The specific goal is to substantially reduce investment risk while providing superior, but not necessarily outsized, returns for comparable asset classes. If SVM Capital can advance the predictive art sufficiently, the ultimate business objective is to create one or more funds that would appeal to conservative and risk-averse investors. We believe that there are many “quant funds” successfully using different mathematics-based techniques, including neural networks, to assist in the investment decision-making process by uncovering patterns that might otherwise be impossible or too time-consuming to discern. To the best of our knowledge, none use SVM-based models. In broad terms, if SVM Capital can replicate in this arena the consistent superiority SVMs have shown, for example, over neural networks in hundreds of medical field studies, it could achieve an advantaged and patent-protected position in quantitative-based investments in equities, debt instruments, currencies and commodities.

While we have a lot of negotiations in process, there is a possibility that none will be finalized or that those that may be finalized do not provide the economic returns that we expect. Accordingly, the Company has implemented a cash conservation plan that includes salary deferrals and reductions, reduction in consulting payments, negotiated settlements with creditors whereby the Company substituted equity instruments for amounts owed, and a heightened scrutiny of all potential expenditures. Should it prove necessary, the Company may also consider such alternatives as raising additional equity through private placements and/or debt offerings. Although this raises doubt with respect to our ability to operate as a going concern, the Company believes that it has sufficient capability to operate through the next twelve months.

SIGNIFICANT ACCOUNTING POLICIES AND ESTIMATES

We consider our accounting policies related to revenue recognition, impairment of intangible assets and stock based compensation to be critical accounting policies. A number of significant estimates, assumptions, and judgments are inherent in our determination of when to recognize revenue, how to evaluate our intangible assets, and stock-based compensation expense. These estimates, assumptions and judgments include deciding whether the elements required to recognize revenue from a particular arrangement are present, estimating the fair value of an intangible asset, which represents the future undiscounted cash flows to be derived from the intangible asset, and estimating the useful life and volatility of stock awards granted. We base our estimates and judgments on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates.

Valuation of intangible and other long-lived assets.

We assess the carrying value of intangible and other long-lived assets at least annually, which requires us to make assumptions and judgments regarding the future cash flows of these assets. The assets are considered to be impaired if we determine that the carrying value may not be recoverable based upon our assessment of the following events or changes in circumstances such as:
•	the asset’s ability to continue to generate income from operations and positive cash flow in future periods;

•	loss of legal ownership or title to the asset;

•	significant changes in our strategic business objectives and utilization of the asset(s); and

•	the impact of significant negative industry or economic trends.

If the assets are considered to be impaired, the impairment we recognize is the amount by which the carrying value of the assets exceeds the fair value of the assets. In addition, we base the useful lives and related amortization or depreciation expense on our estimate of the period that the assets will generate revenues or otherwise be used by us. We also periodically review the lives assigned to our intangible assets to ensure that our initial estimates do not exceed any revised estimated periods from which we expect to realize cash flows from the technologies. If a change were to occur in any of the above-mentioned factors or estimates, the likelihood of a material change in our reported results would increase.

Revenue Recognition

We recognize revenue principally from license and royalty fees for intellectual property and from development agreements with research partners. Each element of revenue recognition requires a certain amount of judgment to determine if the following criteria have been met: i) persuasive evidence of an arrangement exists; ii) delivery has occurred or services have been rendered; iii) the seller’s price to the buyer is fixed or determinable; iv) collectibility is reasonably assured, and v) both title and the risks and rewards of ownership are transferred to the buyer. We are required to make more significant estimates involving our recognition of revenue from license and royalty fees. Our license and royalty fees revenue estimates depend upon on our interpretation of the specific terms of each individual arrangement and our judgment to determine if the arrangement has more than one deliverable and how each of these deliverables should be measured and allocated to revenue. In addition, we have to make significant estimates about the useful life of the technology transferred to determine when the risk and rewards of ownership have transferred to the buyer to decide the period of time to recognize revenue. In certain circumstances we are required to make judgments about the reliability of third party sales information and recognition of royalty revenue before actual cash payments for these royalties have been received.

Share-Based Compensation

Share-based compensation expense is significant to our financial position and results of operations, even though no cash is used for such expense. In determining the period expense associated with unvested options, we estimate the fair value of each option at the date of grant. We believe it is important for investors to be aware of the high degree of subjectivity involved when using option pricing models to estimate share-based compensation under SFAS No. 123R. The determination of the fair value of share-based payment awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables. These variables include, but are not limited to, our valuation methodology, the expected term, expected stock price volatility over the term of the awards, the risk-free interest rate, expected dividends and pre-vesting forfeitures. If any one of these factors changes and we employ different assumptions in the application of SFAS No. 123R in future periods, the compensation expense that we record under SFAS No. 123R will differ significantly from what we have recorded in the current period.

For share-based awards issued during the year ended December 31, 2006, we estimated the expected term by considering various factors including the vesting period of options granted, employees’ historical exercise and post-employment termination behavior, however due to the limited history of our Company, such data is limited.  We estimated the expected life will be substantially longer than the vesting period given the start-up nature of our operations and accordingly have used the contractual life as the expected term. Our estimated volatility was derived using our historical stock price volatility. We have never declared or paid any cash dividends on our common stock and currently do not anticipate paying such cash dividends. The risk-free interest rate is based upon U.S. Treasury securities with remaining terms similar to the expected term of the share-based awards.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that provide financing, liquidity, market or credit risk support or involve leasing, hedging or research and development services for our business or other similar arrangements that may expose us to liability that is not expressly reflected in the financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Accordingly, actual results could differ from those estimates. Significant estimates that are particularly susceptible to change in the near-term include the valuation of non-cash consideration for services and the recoverability of the patents.

Patents

Patents are amortized over their remaining legal lives, that range from 15 to 20 years, from the date they are acquired or approved. Legal costs directly associated with the patent acquisitions and the application process for new patents are capitalized when incurred and are being amortized over the remaining legal life of the related patent. If the applied for patents are abandoned or are not issued, the Company will expense the capitalized legal costs as an impairment charge.

The carrying value of patents is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. As of November 14, 2005, the Company does not believe there has been any impairment of its intangible assets.

Issuance Of Equity Instruments For Non-Cash Consideration

All issuances of the Company’s equity instruments for non-cash consideration, which primarily pertain to services rendered by consultants and others, have been assigned a per share amount equaling either the market value of the shares issued or the value of consideration received, whichever is more readily determinable.

MANAGEMENT

Our executive officers, directors and significant employees are:

Name	Age	Position
Stephen D. Barnhill, M.D.	48	Chief Executive Officer and Chairman of the Board
Daniel R. Furth	43	Principal Financial Officer, Executive Vice President
Robert S. Braswell IV	51	Senior Vice President
Hong Zhang, Ph.D.	45	Senior Vice President
William F. Quirk, Jr.	64	Director
William M. Goldstein	71	Director

Stephen D. Barnhill, M.D., is currently our Chief Executive Officer and Chairman of the Board. He has been a member of the Board of Directors since November 2003. He is a physician trained in laboratory medicine and clinical pathology. He has developed artificial intelligence, pattern-recognition, and computational techniques which are used for Medicine, Genomics, Proteomics, Diagnostics and Drug Discovery.

Dr. Barnhill is or has been a Fellow of the American College of Physician Inventors, the American College of International Physicians, the American Medical Association, the American College of Physician Executives, the American Association of Artificial Intelligence, the American College of Managed Care Medicine, the Association of Clinical Scientists, the American Society of Contemporary Medicine and Surgery, the American Society of Law, Medicine and Ethics, the Southern Medical Society, the American Federation for Clinical Research, and the National Federation of Catholic Physicians.

Dr. Barnhill founded the Barnhill Clinical Laboratories in 1988 and served as Chairman, CEO, President and Medical Director. This laboratory was later acquired by Corning-Metpath in 1989 and after the acquisition he served as Medical Director of this clinical laboratory until 1992. This clinical laboratory, now owned by Quest Diagnostics, continues to be the largest and busiest clinical laboratory in the Savannah, Georgia area.

In 1992, Dr. Barnhill founded National Medical Specialty Laboratories and served as Chairman, CEO, President, and Medical Director. This research laboratory was founded to utilize pattern-recognition mathematics and artificial intelligence techniques in cancer diagnosis. Dr. Barnhill is an inventor on the very first patents issued by the United States Patent and Trademark Office for the use of neural networks in medicine. This company was acquired by Horus Therapeutics, a New York based pharmaceutical company. Dr. Barnhill served as Executive Vice-President and Chairman of the Scientific Advisory Board for Horus Therapeutics until 1998. Johnson & Johnson later acquired the Horus patents invented by Dr. Barnhill.

In 1999, Dr. Barnhill founded and served as Chairman, President and CEO of Barnhill BioInformatics, Inc. Barnhill BioInformatics, Inc. later became Barnhill Genomics, Inc. and BioWulf Technologies, LLC and raised over $13.5 million in private placement funding. The primary focus of these companies was to utilize the next generation of artificial intelligence and pattern-recognition techniques, known as support vector machines, to identify genes that cause cancer. Dr. Barnhill is the sole inventor on the very first patents issued by the United States Patent and Trademark Office for the use of support vector machines in medicine. From the summer of 2000 until he organized The Barnhill Group L.L.C. in the summer of 2003, Dr. Barnhill was not engaged in any professional activities as the result of a non-compete agreement signed by Dr. Barnhill when he left the employment of Barnhill Genomics, Inc.

Daniel R. Furth is our Principal Financial Officer, Executive Vice President, Secretary and Treasurer. Mr. Furth is an experienced executive with a proven track record in diverse industries for both private and public corporations. Since October 2000, he served as a corporate communications consultant for several private clients. During that same period, he also served as a managing member and equity partner of Purple Shamrock LLC, a privately held investment group. From 1994 to 2000, he served as Senior Director of Marketing & Communications for Quality Distribution, Inc., North America’s largest bulk transportation services company, where he managed corporate communications, marketing communications, investor relations, and public affairs. During that time, he was chief of staff to QD’s Chairman/CEO and played an instrumental role in the QD’s initial public offering in 1994 and its subsequent leveraged buyout in 1998. From 1986 to 1994, Mr. Furth held varied executive positions in both the public and private sectors including particular experience with early stage ventures. He earned his BA degree in government from Georgetown University in Washington, DC.

Robert S. Braswell IV is our Senior Vice President. Mr. Braswell served as our President from April 2001 until the acquisition of The Barnhill Group LLC, when he assumed his current position. As President, he guided the creation of Direct Wireless Communications Inc. (DWCI) and oversaw all administrative functions for both DWCI and Direct Wireless Corporation (DWC). Mr. Braswell served as President of DWC since December 1999 and a member of its Board of Directors since January 1999. Prior to holding these positions, Mr. Braswell was an independent businessman engaged in business evaluations, real estate development, and home construction while running a working ranch operation. His administrative experience comes from 18 years experience in the common carrier freight business, working for Central Freight Lines, Inc. from 1974-1992. Mr. Braswell graduated from the University of Houston in 1983 with a Bachelor of Business Administration in Organizational Behavior Management.

Hong Zhang, Ph.D. is our Senior Vice President, Computational Medicine. As visiting faculty at Johns Hopkins University, Dr. Zhang lectured at the Center for Biomarker Discovery on Bioinformatics: Peak Detection Methods for Mass Spectral Data. Currently a Yamacraw Associate Professor at Armstrong Atlantic University, Dr. Zhang was the Vice President and CIO for a neural network and computer assisted medical diagnostic systems company that employs neural network and mathematical/statistical preprocessing techniques. In this position, Dr. Zhang was involved in digital image processing and pattern recognition for medical image processing as well as software design and programming for support vector machine applications. Dr. Zhang was a professor in the Department of Mathematical Sciences at Purdue University from 1989 to 1996. He has held numerous academic positions, including Adjunct Associate Professor, Associate Professor with Tenure, and Assistant Professor. He was a visiting Associate Professor in 1995 in the Department of Biometry at the Medical University of South Carolina.

Throughout his academic career, Dr. Zhang has consulted on many software and analytical development projects for Union Switch and Signal, Inc., General Electric Company, and the Department of Pharmacology at the University of Pittsburgh. Dr. Zhang has published numerous articles on the use of neural networks in the detection of cancers. He has been published in more than twenty medical and technical journals. Dr. Zhang received a Ph.D., Mathematics at the University of Pittsburgh, 1989, M.A., Mathematics, University of Pittsburgh, 1986, M.S.E.E., Electrical Engineering, University of Pittsburgh, 1984, B.S., Computer Science, Fudan University, 1982. Dr. Zhang’s numerous awards and honors include: National Cancer Institute SBIR Grant, 1999, 2000; Purdue Research Foundation Summer Faculty Grant, 1993; IPFW Summer Research Grant, 1992; Andrew Mellon Fellowship, 1986-1987; Andrew Mellon Fellowship, 1985-1986; First Place, Fudan University Mathematics Competition, 1979.

William F. Quirk, Jr. is a member of the Board of Directors and has been a director since October 25, 2005. Mr. Quirk is the first outside director to join our board, succeeding Dr. David Cooper, the Company’s former president and chief medical officer who recently resigned his positions to pursue other interests. Mr. Quirk is a private investor who purchased a significant equity stake in the company in its successful private placement in July 2005. Prior to his retirement in 1996, he held a variety of senior executive positions in finance and management including: Fidelity Management & Research in the mutual fund industry; the investment banking firm Peterson, Diehl, Quirk & Company; leveraged buyout firm Kelso & Company; and auto parts supplier Inline Brake Manufacturing. Mr. Quirk earned his B.S. from the U.S. Naval Academy and an MBA from the Harvard Business School.

William M. Goldstein is a member of the Board of Directors and has been a director since January 28, 2006. Mr. Goldstein is currently a partner with Philadelphia-based Drinker Biddle & Reath LLP. He succeeded Robert Braswell IV, who resigned his Board seat, but remains a senior executive with the Company. Since 1982, Mr. Goldstein has been a senior partner with Drinker Biddle & Reath LLP and has served the firm as a managing partner, chairman of the firm’s managing partners, and the chair of the Tax Practice Group. In the mid-70’s, Mr. Goldstein served as Deputy Assistant Secretary for Tax Policy at the U.S. Treasury Department where he worked directly with Secretary William E. Simon in determining the Treasury’s position on various tax and economic issues. He was also a finalist candidate for Commissioner of the Internal Revenue Service. Mr. Goldstein earned his A.B. from Princeton University and his J.D. from Harvard Law School.

The directors named above will serve until the next annual meeting of our stockholders. Absent an employment agreement, officers hold their positions at the pleasure of the Board of Directors.

We do not have a separately designated standing audit committee. The entire board of directors is acting as our audit committee, and no individual on our Board of Directors possesses all of the attributes of an “audit committee expert.” In forming our Board of Directors, we sought out individuals who would be able to guide our operations based on their business experience, both past and present, or their education. Responsibility for our operations is centralized within management, which is comprised of five people.

The Board of Directors does not have a policy with regard to the consideration of candidates to the Board recommended by stockholders. The Board has made no determination as to whether or not such a policy should be adopted. The Board of Directors will consider candidates recommended by stockholders. To be considered for nomination by the Board of Directors at the next annual meeting of stockholders, Chairman of the Board must receive stockholder recommendations at least 120 calendar days before the anniversary date of the Company’s proxy statement for the previous year’s annual meeting. To recommend a candidate, a stockholder should send the candidate’s name, age, credentials (including principal occupation and employment), contact information and the candidate’s consent to be considered to the Chairman of the Board in care of the Company at its principal executive office address. The stockholder should also provide the stockholder’s contact information, describe the stockholder’s relationship with the candidate, and include a statement as to the number of Common Shares owned by the stockholder and the length of time such Common Shares have been owned.

Code of Ethics

The Company has adopted a Code of Ethics applicable to its Chief Executive Officer and Executive Vice President. This Code of Ethics is posted on our website at www.HealthDiscoveryCorp.com. These codes are also available without charge upon request directed to Investor Relations, Health Discovery Corporation, 5501 ½ Abercorn Street, Savannah, GA 31405. The Company intends to disclose amendments or waivers of the Code of Ethics required to be disclosed by posting such information on its website.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth various elements of compensation for our Named Executive Officers for each of the last three calendar years:
Name and Principal Position	Year	Salary ($)	Option Awards ($)	All Other Compensation ($)	Total
Stephen D. Barnhill, M.D. Chief Executive Officer	2006 2005	$125,000 $300,000	__ __	$6,000 __	$131,000 $300,000
Daniel R. Furth Executive Vice President	2006 2005	$71,000 $22,500	__ $278,027	$5,069 (1) __	$76,069 $300,527

(1)	health insurance premiums

Outstanding Equity Awards at Fiscal Year-end
	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price	Option Expiration Date
Daniel R. Furth	500,000	1,000,000	$0.10	December 5, 2015

Director Compensation

Outside directors are paid $1.00 each year.
Name	Fees Earned or Paid in Cash ($)	Total ($)
Stephen D. Barnhill, M.D.	$0.00	$0.00
William F. Quirk, Jr.	$1.00	$1.00
William M. Goldstein	$1.00	$1.00

Employment Agreements

We entered into a five-year employment agreement with Dr. Stephen Barnhill on September 15, 2003, regarding Dr. Barnhill’s employment as President and Medical Director. The agreement will automatically renew for successive one-year terms unless either party gives notice to the other party of its intent not to renew within a thirty-day period prior to the end of the then current term. Under the terms of the agreement, Dr. Barnhill receives an initial base salary of $25,000 per month. Dr. Barnhill is eligible to be reimbursed monthly for reasonable and necessary business expenses, to participate in an Incentive Stock Option Plan (as defined in the agreement) and for other benefits maintained by us. Dr. Barnhill will be entitled to 10 paid vacation days during the calendar year. Dr. Barnhill’s employment may be terminated without prior written notice for cause, in which case we will make a lump sum payment equal to the sum of (i) accrued unpaid wages, (ii) unreimbursed expenses properly incurred prior to the date of termination and (iii) the value of all accrued unpaid vacation pay, less any amounts he owes to us. If Dr. Barnhill terminates the Barnhill Agreement, then he will receive the same benefits as if he was terminated for cause. If Dr. Barnhill terminates the Barnhill Agreement, other than for cause, then we will give two (2) weeks notice of termination, or in our sole discretion, two (2) weeks wages in lieu of notice. The agreement also generally provides that Dr. Barnhill will keep confidential information confidential and that he will not compete with us in our business nor solicit our customers or employees for a period of 12 months following termination of employment. Effective December 30, 2005, we entered into an amendment to the employment agreement with Dr. Barnhill, under which Dr. Barnhill agreed to defer 60% of his gross annual pay until January 1, 2008, representing total deferred payments of $360,000. The agreement with Dr. Barnhill was further amended on September 1, 2006, whereby Dr. Barnhill’s salary was changed to $10,000 per month, and he agreed to waive the receipt of his deferred compensation for a one-time payment of $6,000 plus the reimbursement for any negative tax consequences related to the amendment.

We entered into an employment agreement with Mr. Daniel R. Furth effective November 18, 2005 regarding Mr. Furth’s employment as Executive Vice President. The term of the employment is for three years, with compensation of $60,000, which is to be reviewed after the first year for potential increase. Effective as of September 1, 2006, Mr. Furth’s annual salary was increased to $84,000. Mr. Furth will also receive options to acquire 1,500,000 shares of our common stock. Mr. Furth is eligible to be reimbursed monthly for reasonable and necessary business expenses and for other benefits maintained by us. If the Company terminates the employment agreement for cause or if the agreement is terminated by Mr. Furth without cause, Mr. Furth will be entitled to receive his salary only through the date such termination is effective. If Mr. Furth terminates the employment agreement for cause or, if the employment agreement is terminated without cause, he will be entitled to receive his salary for a period of three months from the date such termination is effective. The agreement also generally provides that Mr. Furth will keep confidential information confidential and that he will not compete with us in our business nor solicit our customers or employees for a period of 12 months following termination of employment.

We entered into an employment agreement with Mr. Robert Braswell IV effective as of January 1, 2006 regarding Mr. Braswell’s employment as Senior Vice President. Pursuant to his employment agreement, Mr. Braswell will be employed as Senior Vice President for a term of three years at an annual salary of $70,000, fifty percent of which will be deferred until January 1, 2008. In addition, we awarded Mr. Braswell options to acquire 1,500,000 shares of our common stock at an exercise price of $0.11 (which was the closing price of the common stock on the preceding day) that vested upon issuance, and options to acquire 500,000 shares of our common stock at an exercise price of $0.11, which vest semi-annually over the next two years. Mr. Braswell’s compensation and all other rights under Mr. Braswell’s employment agreement will terminate (a) upon the death of Mr. Braswell, (b) upon the disability of Mr. Braswell, (c) for cause, or (d) without cause upon ninety days prior notice from either us or Mr. Braswell. If we or Mr. Braswell terminates his agreement for cause, Mr. Braswell will be entitled to receive his salary for a period of three months from the date such termination is effective, and all outstanding options to acquire shares of our common stock shall vest immediately. If the employment agreement is terminated as a result of Mr. Braswell’s disability, we will pay Mr. Braswell’s salary through the date on which such termination is effective and all outstanding options to acquire shares of our common stock shall vest immediately. If the employment agreement is terminated because of Mr. Braswell’s death, Mr. Braswell’s estate will be entitled to receive his salary though the date on which such termination is effective. If the employment agreement is terminated by us without cause, Mr. Braswell will be entitled to receive, in a lump sum payment within 15 days of termination, his salary for the entire remaining term of the employment agreement. In addition, all outstanding options to acquire shares of our common stock shall vest immediately, and Mr. Braswell will be awarded options to purchase additional 300,000 shares of our common stock with an exercise price of $0.11, fully vested. If the employment agreement is terminated by Mr. Braswell without cause, Mr. Braswell will be entitled to receive his salary only through the date of such termination is effective, and all outstanding options to acquire shares of our common stock shall vest immediately. On September 1, 2006, we and Mr. Braswell entered into an amendment of Mr. Braswell’s employment agreement. Pursuant to the amendment, Mr. Braswell agreed to a decrease in his annual salary to $35,000 and to waive all deferred compensation for a one-time payment of $1,460.

We entered into an employment agreement with Dr. David Cooper on November 1, 2003 regarding Dr. Cooper’s employment as President and Chief Medical Officer. The employment commenced at signing and terminated on October 24, 2005, when Dr. Cooper resigned. As compensation for his employment, Dr. Cooper was issued non-qualified stock options to acquire 3,000,000 shares of our common stock, of which options to acquired 600,000 shares of our common stock vested immediately while options to acquire the remaining 2,400,000 shares vested over time or upon certain accomplishments of Dr. Cooper. At the time of Dr. Cooper’s resignation, options to acquire 400,000 shares had vested and the remaining options terminated. Upon termination of his employment, Dr. Cooper agreed to observe all post-employment covenants set forth in his agreement. Dr. Cooper’s agreement also generally provided that he will not compete with us in our business nor solicit our customers or employees for a period of one year following termination of his employment.

Scientific Advisory Board

The Company continues to perform under an oral agreement with three members of its Scientific Advisory Board wherein they are entitled to receive 100,000 shares each of the Company’s common stock upon satisfactory completion of one year of service. The arrangement with the Scientific Advisory Board members can be terminated at any time by either party.

PRINCIPAL STOCKHOLDERS

The following table sets forth information concerning the beneficial ownership of our common stock as of April 30, 2007 by (i) each of our directors, (ii) each of our executive officers, (iii) each person who is known to us to be the beneficial owner of more than five percent of our common stock, and (iv) all of our executive officers and directors as a group. At April 30, 2007, there were 116,493,384 shares outstanding.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class
Common Stock	Dr. Stephen D. Barnhill Chairman of the Board, Chief Executive Officer and Chief Medical Officer, Director 5501 ½ Abercorn Street Savannah, GA 31405	26,230,722 (1)	19.36%

Common Stock	Daniel R. Furth Executive Vice President 5501 ½ Abercorn Street Savannah, GA 31405	750,000 (2)	0.55%

Common Stock	William Quirk Director 5501 ½ Abercorn Street Savannah, GA 31405	22,820,002 (3)	16.85%

Common Stock	William Goldstein Director One Logan Square 18th and Cherry Streets Philadelphia, PA 19103-6996	1,375,002 (4)	1.02%

Common Stock	All executive officers and directors as a group (four persons)	51,175,726	37.78%

The percentage of our common stock beneficially owned was calculated based on 116,493,384 shares of common stock issued and outstanding as of April 30, 2007, plus 18,962,504 warrants and options exercisable by the executive officers and directors group. The percentage assumes the exercise by the stockholder or group named in each row of all options or warrants for the purchase of our common stock held by such stockholder or group and exercisable within 60 days as of April 30, 2007.

(1)	These shares are held by Barnhill Group LLC, which is wholly owned by Dr. Barnhill.

(2)	Consists of vested options.

(3)	Includes 17,150,002 vested warrants.

(4)	Includes 1,062,502 vested warrants.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

On May 6, 2005, we acquired the remaining 7% of the SVM Patent Portfolio from unaffiliated third parties for an aggregate cash payment of approximately $270,863, the issuance of the promissory notes totaling $37,872 and convertible notes totaling $147,401, which were converted by the holders immediately upon issuance in exchange for 867,065 shares of our common stock. Approximately $175,000 of the purchase price was used by the sellers to repay an outstanding obligation of a limited liability company of which our chief executive officer was a member.

We currently sub-lease our principle executive office space from a company owned by the wife of Dr. Stephen D. Barnhill. Our rent on this 1,554 sq. ft. office is $1,036.00 per month and is rented on a month-to-month basis.

On September 1, 2006, we issued a note (the “Promissory Note”) to William F. Quirk, Jr., a director of the Company, for $1,000,000. The Promissory Note contains a 5% annual interest rate and is due on September 1, 2008. The proceeds of the Promissory Note will be used for general working capital purposes. The Promissory Note is completely repayable by the Company at any time without any related fees or penalties. In connection with the issuance of the Promissory Note, Mr. Quirk was granted warrants to purchase 10,000,000 shares of Company common stock at $0.16 per share. The warrants vest over the next ten months based on the length of time the Promissory Note is outstanding, as follows:

Total Vested	Number of Days to Vest
1 Million	Immediately
2 Million	46 days
3 Million	91 days
4 Million	121 days
5 Million	151 days
6 Million	181 days
7 Million	211 days
8 Million	241 days
9 Million	271 days
10 Million	300 days

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

The Company changed its accountants from Porter Keadle Moore LLP to Hancock Askew & Co., LLP during 2006.

DESCRIPTION OF CAPITAL STOCK

We are authorized to issue 200,000,000 shares of common stock, no par value. As of April 30, 2007, there were 116,493,384 shares of common stock outstanding. Holders of the common stock are entitled to one vote per share for the election of directors and on all other matters submitted to a vote of stockholders. They are also entitled to dividends declared by the directors out of funds legally available for payment of dividends. Holders of the common stock do not have any cumulative voting rights or any preemptive or similar rights.

Our Transfer Agent is Corporate Stock Transfer, 3200 Cherry Creek Drive South, Denver, Colorado 80209; telephone (303) 282-4800.

INDEMNIFICATION OF OFFICERS AND DIRECTORS

We do not have any provision of our Articles of Incorporation or By-Laws that require us to indemnify our officers and directors on account of any liability they incur as a result of their actions as officers or directors. However, Section 2.02-1 of the Texas Business Corporation Act permits the indemnification of directors, officers, agents and employees of a corporation if the person seeking indemnity acted in good faith and reasonably believed, if a director, that his conduct was in the corporation’s best interests, and, if not a director, that his conduct was not opposed to the corporation’s best interests, and in the case of a criminal proceeding, had no reasonable cause to believe his conduct was unlawful. Indemnity is not permitted if a person is found liable to the corporation and is limited to expenses actually incurred in the case of a person found liable on the basis of personal benefit improperly received by him. Section 2.02-1 also provides that a corporation shall indemnify directors and officers against reasonable expenses incurred in connection with a proceeding if they are wholly successful, on the merits or otherwise, in the defense of the proceeding.

A determination whether to pay indemnity in any preceding may be made by a majority of a quorum of the board of directors, or a by committee of the board of directors appointed for such purpose, or by special legal counsel, or by a vote of the stockholders, but directors who are defendants or respondents in a proceeding may not vote on the matter.

Section 2.02-1 also authorizes a corporation to purchase insurance on behalf of directors, officers and employees against liability asserted against them as a result of their capacities as such. The Company currently has such insurance on behalf of directors, officers or employees.

We have been informed that in the opinion of the Securities and Exchange Commission indemnification for liabilities arising under the Securities Act of 1933, which may be permitted to our officers and directors or control persons pursuant to the provisions of the Texas Business Corporation Act, is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

LEGAL MATTERS

Certain legal matters in connection with the shares of common stock offered by this prospectus have been passed on for Health Discovery Corporation by Powell Goldstein LLP, Atlanta, Georgia.

EXPERTS

Hancock Askew & Co., LLP audited our balance sheet as of December 31, 2006 and the related statements of operations, changes in stockholders’ equity, and cash flows for the year then ended, as stated in their report appearing herein, which reports express an unqualified opinion and includes an explanatory paragraph referring to the Company’s ability to continue as a going concern, and are included in reliance upon their report given their authority as experts in accounting and auditing.

Porter Keadle Moore audited our balance sheet as of December 31, 2005 and the related statements of operations, changes in stockholders’ equity, and cash flows for the year then ended, as stated in their report appearing herein, which report includes an explanatory paragraph referring to the Company’s ability to continue as a going concern, and is included in reliance upon the report of such firms given upon their authority as experts in accounting and auditing.

AVAILABLE INFORMATION

We file annual, quarterly and special reports with the SEC pursuant to the information requirements of the Securities Exchange Act of 1934. You can read and copy these reports, proxy statements, and other information concerning us at the SEC’s Public Reference Room at 100 F Street, NW, Washington, D.C. 20549. Please call the SEC at (202) 942-8090 for further information on the Public Reference Room. You can review our electronically filed reports, proxy and information statements on the SEC’s internet site at http://www.sec.gov. Our filings are also available on our website at http://www.HealthDiscoryCorp.com. We are not required to deliver an annual report to our stockholders, and we do not intend to do so for the foreseeable future.

We have filed with the SEC, a registration statement on Form SB-2 under the Securities Act of 1933, as amended, with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Certain items are omitted in accordance with the rules and regulations of the SEC. For further information with respect to our company and the common stock, reference is made to the registration statement and the exhibits and any schedules filed with the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other documents filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. You can obtain a copy of the full registration statement, including the exhibits and schedules thereto, from the SEC as indicated above.

PART II INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24:   Indemnification of Directors and Officers

We do not have any provision of our Articles of Incorporation or By-Laws that require us to indemnify our officers and directors on account of any liability they incur as a result of their actions as officers or directors. However, Section 2.02-1 of the Texas Business Corporation Act permits the indemnification of directors, officers, agents and employees of a corporation if the person seeking indemnity acted in good faith and reasonably believed, if a director, that his conduct was in the corporation’s best interests, and, if not a director, that his conduct was not opposed to the corporation’s best interests, and in the case of a criminal proceeding, had no reasonable cause to believe his conduct was unlawful. Indemnity is not permitted if a person is found liable to the corporation and is limited to expenses actually incurred in the case of a person found liable on the basis of personal benefit improperly received by him. Section 2.02-1 also provides that a corporation shall indemnify directors and officers against reasonable expenses incurred in connection with a proceeding if they are wholly successful, on the merits or otherwise, in the defense of the proceeding.

A determination whether to pay indemnity in any proceeding may be made by a majority of a quorum of the board of directors, or a by committee of the board of directors appointed for such purpose, or by special legal counsel, or by a vote of the stockholders, but directors who are defendants or respondents in a proceeding may not vote on the matter.

Section 2.02-1 also authorizes a corporation to purchase insurance on behalf of directors, officers and employees against liability asserted against them as a result of their capacities as such. Direct Wireless Communications, Inc. does not have any insurance on behalf of directors, officers or employees.

We have been informed that in the opinion of the Securities and Exchange Commission indemnification for liabilities arising under the Securities Act of 1933, which may be permitted to our officers and directors or control persons pursuant to the provisions of the Texas Business Corporation Act, is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 25:  Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses to be paid in connection with the common stock being registered, all of which will be paid by Health Discovery Corporation (on behalf of itself and the selling stockholders) in connection with this offering. All amounts are estimates except for the registration fee.

SEC Registration Fee	$2,511.93
Legal and Accounting Fees and Expenses	$35,000.00
Printing and filing	$1,500.00
Miscellaneous	$500.00
Total	$39,511.93

Item 26:  Recent Sales of Unregistered Securities

On July 31, 2004, we completed the private sale of 15,235,000 shares of restricted common stock to individual accredited investors at an offering price of $0.10 per share for a total of $1,523,500. Under the terms of the sale, the Company issued 15,235,000 restricted common shares. In addition, each purchaser of common shares was granted a warrant to acquire an equal number of restricted common shares at a fixed price of $0.35 per share, which expired in February 2007. This could result in the issuance of up to 15,235,000 additional restricted common shares upon exercise. The Company entered into purchase agreements with each of the investors, the form of which is attached as Exhibit 10.6. Neither the shares sold pursuant to the private placement nor the shares issuable upon the exercise of the warrants will be registered under either federal or state securities laws and must be held for at least one year from the time they are issued. The securities issued in the private placement were not registered under the Securities Act of 1933, as amended, and until they are registered the securities may not be offered or sold in the United States absent registration or the availability of an applicable exemption from registration. The shares and the warrants, the form of which is attached as Exhibit 10.7, were offered and sold in reliance upon exemptions from registration pursuant to Section 4(2) under the Securities Act of 1933, as amended, and Regulation D promulgated thereunder. Based on the information provided by each of the investors, all investors qualify as accredited investors (as defined by Rule 501 under the Securities Act of 1933, as amended).

On March 9, 2005, we completed the private sale of 30,703,125 shares of restricted common stock to certain institutional investors and individual accredited investors at an offering price of $0.16 per share for a total of $4,912,500. For every share of common stock purchased, each investor received warrants to purchase one share of the Company’s common stock at $0.24 per share, exercisable until December 31, 2008. This could result in the issuance of up to 30,703,125 additional restricted common shares upon exercise. We entered into purchase agreements with each of the investors, the form of which is attached as Exhibit 10.8. Under each agreement, the Company agreed to use its best efforts to file a registration statement to register the shares of common stock and the shares underlying the warrants issued and sold to the investors by May 9, 2005, and to use its best efforts to cause the registration statement to be declared effective July 6, 2005. Shares totaling 540,000 were issued in 2005 under the penalty provisions of the agreement. The securities issued in the private placement were not registered under the Securities Act of 1933, as amended, and until they were registered the securities could not be offered or sold in the United States absent registration or the availability of an applicable exemption from registration. The shares and the warrants, the form of which is attached as Exhibit 10.9, were offered and sold in reliance upon exemptions from registration pursuant to Section 4(2) under the Securities Act of 1933, as amended, and Regulation D promulgated thereunder. Based on the information provided by each of the investors, all investors qualify as accredited investors (as defined by Rule 501 under the Securities Act of 1933, as amended). On March 10, 2005, we filed registration statement No. 333-124750 for 18,609,375 shares of restricted common stock and the equivalent number of warrants.

On December 14, 2005, the Company filed registration statement 333-124750 wherein 31,622,749 shares of stock and 32,638,436 warrants were registered with the Securities and Exchange Commission.

We paid a cash fee of approximately $356,250, agreed to issue warrants to acquire 1,303,121 shares of common stock and agreed to issue 50,132 shares of common stock to placement agents for assisting us in these two private sales.

Additional Issuance of Securities

Two members of the Company’s Scientific Advisory Board, Drs. Vapnik and Stamey, were each issued our common stock, no par value, equal to $10,000 per month beginning in August 2004 and ending in the second quarter of 2006. For 2005, Drs. Vapnik and Stamey were each contractually entitled to stock grants equivalent to $140,000. Drs. Vapnik and Stamey forfeited 1,580,532 shares in December 2005, and any shares issued pursuant to their agreements were rescinded. No further shares have been issued in connection with these agreements. In 2004, the Company issued 422,372 shares for services, including members of the Company’s Scientific Advisory Board. In 2005, the Company issued 2,039,453 shares to consultants and members of the Scientific Advisory Board, 308,133 shares in settlement of liabilities, 3,585,741 shares to noteholders who exchanged their notes for stock and 540,000 shares in accordance with the penalty provisions of the stock purchase agreement as amended February 25, 2005. In December 2005, two consultants who had previously received shares for work performed rescinded 1,580,532 shares.

During the first quarter of 2006, Mr. David Cooper was issued 600,000 shares of the Company’s common stock in exchange for exercising his options, which had an exercise price of $0.01. On March 31, 2006, Mr. William F. Quirk, Jr. purchased 1,000,000 shares of the Company’s common stock with accompanying warrants to acquire an equal number of shares. The purchase price for the common shares was $.10 per share, and the exercise price of the warrants is $0.15 per share.

During the second quarter of 2006, the Company issued 500,000 warrants to two members of its Scientific Advisory Board. These warrants vest over a one-year period and have an exercise price of $0.11. The Company also issued 200,000 warrants to a service provider in exchange for professional services. These warrants vest over a two-year period and have an exercise price of $0.10. During the second quarter of 2006, the Company issued 200,000 shares of stock for warrants exercised at $0.01 each. Proceeds of $2,000 were recorded in capital stock.

During the third quarter of 2006, the Company issued 10,000,000 warrants to purchase an equal number of shares of the Company’s common stock to Mr. Quirk in connection with the loan Mr. Quirk made to the Company. These warrants vest over a period of nine months and have an exercise price of $0.16 per share. During the third quarter of 2006, the Company also issued 300,000 warrants to purchase an equal number of shares of the Company’s common stock in exchange for legal services provided to the Company. These warrants vest immediately and have an exercise price of $0.10 per share.

In addition, during the third quarter of 2006, the Company issued 500,000 warrants to purchase an equal number of shares of the Company’s common stock to a member of the Company’s Scientific Advisory Board for providing advisory services to the Company beyond which was expected in his capacity as a Scientific Advisory Board member. These warrants vest immediately and have an exercise price of $0.10 per share.

During the third quarter of 2006, the Company issued 230,000 shares of stock for warrants exercised at $0.08 each. Proceeds of $18,400 were recorded in capital stock.

On February 1, 2007, the Company issued in the aggregate 15,235,000 warrants to purchase common stock of the Company to certain institutional investors and individual accredited investors. The warrants vest immediately and have an exercise price of $0.35 per share. The warrants expire on November 1, 2007.

All of these issuances of equity securities in 2006 were made in reliance upon exemptions from registration pursuant to Section 4(2) under the Securities Act of 1933, as amended.

Item 27:       Exhibits and Financial Statement Schedule

FINANCIAL STATEMENT SCHEDULES

All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

EXHIBITS

The following exhibits are attached hereto or incorporated by reference herein (numbered to correspond to Item 601(a) of Regulation S-B, as promulgated by the Securities and Exchange Commission) and are filed as part of this Form SB-2:

3.1	Articles of Incorporation. Registrant incorporates by reference Exhibit 3.1 to Registration Statement on Form SB-2, filed June 4, 2001.

3.1 (a)	Articles of Amendment to Articles of Incorporation Registrant incorporates by reference Exhibit 2.2 to Form10-QSB, filed November 14, 2001.

3.1(b)
Articles of Amendment to Articles of Incorporation changing Registrant name from Direct Wireless Communications, Inc., to Health Discovery Corporation. Registrant incorporates by reference Exhibit 3.1 (b) to form 10-KSB, filed March 3, 2004.

3.2	By-Laws. Registrant incorporates by reference Exhibit 3.2 to Registration Statement on Form SB-2, filed June 4, 2001.

4.1	Copy of Specimen Certificate for shares of common stock. Registrant incorporates by reference Exhibit 4.1 to Registration Statement on Form SB-2, filed June 4, 2001.

4.1 (b)	Copy of Specimen Certificate for shares of common stock. Registrant incorporates by reference Exhibit 4.1 (b) to form 10-KSB, filed March 30, 2004.

4.2	Excerpt from By-Laws. Registrant incorporates by reference Exhibit 4.2 to Registration Statement on Form SB-2, filed June 4, 2001.

4.2(A)	Corrected Article 3.02 of By-Laws. Registrant incorporates by reference Exhibit 4.2(A) to Amendment No. 2 to Registration Statement on Form SB-2, filed August 15, 2001.

4.3(a)	Non Qualified stock option agreements dated October 30, 2003 between registrant and David Cooper. Registrant incorporates by reference Exhibit 4.3(a) to form 10-KSB, filed March 30, 2004.

5.1	Opinion of Powell Goldstein LLP on the legality of the securities being registered. Registrant incorporates by reference Exhibit 5.1 to Form SB-2, filed May 10, 2005.

5.2	Opinion of Powell Goldstein LLP on the legality of the additional securities being registered. Registrant incorporates by reference Exhibit 5.2 to Form SB-2/A, file October 14, 2005.

5.3	Opinion of Powell Goldstein LLP on the legality of the additional securities being registered. Registrant incorporates by reference Exhibit 5.2 to Form SB-2/A, file December 14, 2005.

10.1	Asset purchase agreement between registrant dated September 15, 2003 and Barnhill Group LLC. Registrant incorporates by reference Exhibit 10.2 to form 10-KSB, filed March 30, 2004.

10.2	Asset purchase agreement between registrant dated December 30, 2003 and Fractal Genomics LLC. Registrant incorporates by reference Exhibit 10.3 to form 10-KSB, filed March 30, 2004.

10.3	Employment Agreement with Stephen Barnhill. Registrant incorporates by reference Exhibit 10.3 to form 10-KSB, filed April 19, 2005. *

10.3(a)	Amendment to Employment Agreement with Stephen Barnhill. Registrant incorporates by reference Exhibit 99.3 to Form 8-K, filed September 1, 2006.

10.4	Employment Agreement with David Cooper. Registrant incorporates by reference Exhibit 10.4 to form 10-KSB, filed April 19, 2005. *

10.5	Form of Asset Purchase agreement between the registrant and the sellers of the SVM Portfolio and related assets. Registrant incorporates by reference Exhibit 10.5 to form 10-KSB, filed March 30, 2004.

10.6	Form of Securities Purchase Agreement. Registrant incorporates by reference Exhibit 10.6 to form 10-KSB, filed April 19, 2005.

10.7	Form of Warrant. Registrant incorporates by reference Exhibit 10.7 to form 10-KSB, filed April 19, 2005.

10.8	Form of Securities Purchase Agreement. Registrant incorporates by reference Exhibit 10.8 to form 10-KSB, filed April 19, 2005.

10.9	Form of Warrant. Registrant incorporates by reference Exhibit 10.9 to form 10-KSB, filed 4/19/2005.

10.10	Form of Amendment to Securities Purchase Agreement. Registrant incorporates by reference Exhibit 10.10 to Form SB-2/A, filed December 14, 2005.

10.11	Employment Agreement with Daniel R. Furth, dated as of December 5, 2005.*Registrant incorporates by reference Exhibit 10.11 to Form SB-2/A, filed December 14, 2005.

10.12	Employment Agreement with Robert S. Braswell IV, dated as of January 1, 2006. Registrant incorporates by reference Exhibit 99.1 to Form 8-K, filed February 2, 2006.

10.13	Form of Amendment to Promissory Note. Registrant incorporates by reference Exhibit 99.1 to Form 8-K, filed January 3, 2006.

10.14	Form of Second Amendment to Promissory Note. Registrant incorporates by reference Exhibit 99.4 to Form 8-K, filed September 5, 2006.

10.15	Promissory Note issued by Registrant on September 1, 2006 in favor of William F. Quirk, Jr. Registrant incorporates by reference Exhibit 99.1 to Form 8-K, filed September 5, 2006.

10.16	Warrant Agreement by and between Registrant and William F. Quirk, Jr., dated as of September 1, 2006. Registrant incorporates by reference Exhibit 99.2 to Form 8-K, filed September 5, 2006.

16.1	Letter from Porter Keadle Moore LLP regarding change in certifying accountant. Registrant incorporates by reference Exhibit 16.1 to Form 8-K, filed September 27, 2006.

23.1	Consent of Hancock Askew &Co, LLP.

23.2	Consent of Porter Keadle Moore, LLP.

23.3	Consent of Powell Goldstein LLP (included in Exhibits 5.1, 5.2 and 5.3).

*	Management contract or compensatory agreement.

Item 28:        Undertakings

(a) (1) The undersigned registrant hereby undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement; and

(iii) To include any additional or changed material information on the plan of distribution.

(2) That for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

(4) For determining liability of the undersigned small business issuer under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned small business issuer undertakes that in a primary offering of securities of the undersigned small business issuer pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned small business issuer will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned small business issuer relating to the offering required to be filed pursuant to Rule 424 (Section 230.424 of this chapter);

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned small business issuer or used or referred to by the undersigned small business issuer;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned small business issuer or its securities provided by or on behalf of the undersigned small business issuer; and

(iv) Any other communication that is an offer in the offering made by the undersigned small business issuer to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Each prospectus filed pursuant to Rule 424(b) (Section 230.424(b) of this chapter) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (Section 230.430A of this chapter), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Savannah, State of Georgia, on May 2, 2007.

HEALTH DISCOVERY CORPORATION

By:	/s/ Stephen D. Barnhill, M.D., Chief Executive Officer
Stephen D. Barnhill, M.D., Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/S/Stephen D. Barnhill M.D. Stephen D. Barnhill M.D.	Chief Executive Officer, Chairman	May 2, 2007

/S/Daniel R. Furth Daniel R. Furth	Principal Financial Officer	May 2, 2007

/S/William F. Quirk, Jr. William F. Quirk, Jr.	Director	May 2, 2007

/S/William M. Goldstein William M. Goldstein	Director	May 2, 2007

Index to Financial Statements

Independent Auditors’ Report	F-2 & F-3

Audited Financial Statements	F-4

Notes to Audited Financial Statements	F-8

Hancock Askew & Co LLP
100 Riverview Drive
Savannah, GA 31404

Report of Independent Registered Public Accounting Firm

Board of Directors
Health Discovery Corporation
Savannah, Georgia

We have audited the accompanying balance sheet of Health Discovery Corporation as of December 31, 2006 and the related statements of operations, changes in stockholders’ deficit, and cash flows for the year ended December 31, 2006.  These financial statements are the responsibility of the management of Health Discovery Corporation.  Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements as of December 31, 2005 and for the year then ended were audited by other auditors whose report dated March 30, 2006 included an explanatory paragraph regarding substantial doubt about the Company’s ability to continue as a going concern.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we expressed no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Health Discovery Corporation as of December 31, 2006 and the results of its operations and its cash flows for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to Financial Statements and in accordance with guidance provided in Statement of Financial Accounting Standards No. 123R, Share-Based Payment, in fiscal 2006 Health Discovery Corporation changed its method of accounting for stock-based compensation.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note L, the Company has had limited revenue since inception, has incurred recurring losses from operations, and has had to extend the maturity of debt instruments.  These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern.  Management’s plans in regard to these matters are also described in Note L.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Hancock Askew & Co., LLP

Savannah, Georgia
March 20, 2007

Porter Keadle Moore, LLP

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Health Discovery Corporation

We have audited the accompanying balance sheet of Health Discovery Corporation as of December 31, 2005, and the related statements of operations, changes in stockholders’ equity, and the cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2005 financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has suffered recurring losses from operations and negative working capital that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are described in Note L. The financial statements do not include any adjustments relating to the recoverability of reported asset amounts or the amount of liabilities that might result from the outcome of this uncertainty.

/s/ Porter Keadle Moore, LLP

Atlanta, Georgia
March 30, 2006

HEALTH DISCOVERY CORPORATION

Balance Sheets

December 31, 2006 and 2005

Assets
	2006	2005

Current Assets
Cash	$674,366	719,167
Accounts Receivable	20,000	—
Prepaid Expense and Other Current Assets	55,188	17,708
Total Current Assets	749,554	736,875

Equipment, Less Accumulated Depreciation of $14,257 and $6,660	14,743	13,053

Other Assets
Patents, Less Accumulated Amortization of $680,255 and $417,535	3,305,540	3,568,259
Total Assets	$4,069,837	4,318,187

Liabilities and Stockholders’ Equity
Current Liabilities
Accounts Payable – Trade	$237,928	267,972
Accrued Liabilities	150,520	63,319
Deferred Revenue	101,111	—
Current Portion of Long-Term Debt	—	26,780
Total Current Liabilities	489,559	358,071

Accrued Interest Payable	140,875	—
Convertible Notes Payable	665,643	665,643
Long-Term Debt, Less Current Portion	321,911	321,911
Notes Payable, net of unamortized discount of $461,667	538,333	—
Total Liabilities	2,156,321	1,345,625

Commitments and Contingencies

Stockholders’ Equity
Common Stock, No Par Value, 200,000,000 Shares Authorized
Issued and Outstanding 116,393,384 and 114,363,384 Shares, Respectively	11,059,674	9,522,961
Accumulated Deficit	(9,146,158)	(6,550,399)
Total Stockholders’ Equity	1,913,516	2,972,562
Total Liabilities and Stockholders’ Equity	$4,069,837	4,318,187

See accompanying notes to financial statements.

HEALTH DISCOVERY CORPORATION
Statements of Operations
For the Years Ended December 31, 2006 and 2005

	2006	2005
Revenues
Licensing and Development	$203,889	135,000
Patent Sales	—	89,000
Total Revenues	203,889	224,000

Cost of Sales
Licensing and Development	28,671	30,573
Patent Sales	—	2,963
Total Cost of Sales	28,671	33,536
Gross Profit	175,218	190,464

Expenses:
Amortization	262,719	251,097
Professional and Consulting Fees	1,123,498	1,567,500
Compensation	770,000	822,261
Other General and Administrative Expenses	542,710	656,214
Total Expenses	2,698,927	3,297,072
Net Loss from Operations	(2,523,709)	(3,106,608)

Other Income (Expense):
Interest Income	21,008	2,998
Gains on Restructuring of Accounts Payable	97,864	—
Interest Expense	(190,922)	(55,406)
Total Other Income (Expense)	(72,050)	(52,408)
Net Loss	$(2,595,759)	(3,159,016)

Weighted Average Outstanding Shares	115,895,692	103,566,777

Loss Per Share	$(.02)	(.03)

See accompanying notes to financial statements.

HEALTH DISCOVERY CORPORATION
Statements of Changes in Stockholders’ Equity

For the Year Ended December 31, 2006 and 2005

	Common Stock
	Issued and Outstanding		Paid for but Not Issued
	Shares	Amount	Shares	Amount	Accumulated Deficit	Total Stockholders’ Equity
Balance – January 1, 2005	78,767,464	$3,788,442	5,434,375	$695,761	$(3,391,383)	$1,092,820
Stock Issued for Cash	25,268,750	3,842,375	—	—	—	3,842,375
Issuance of Shares Previously Paid-for but not Issued	5,434,375	695,761	(5,434,375)	(695,761)	—	—
Stock Issued for Services	2,039,453	381,876	—	—	—	381,876
Stock Issued in Settlement of Liability	308,133	78,746	—	—	—	78,746
Shares Issued for Debt Conversion	3,585,741	609,576	—	—	—	609,576
Stock Compensation Expense for Compensatory Options and Warrants	—	426,185	—	—	—	426,185
Shares Issued for Delinquency Penalty	540,000	—	—	—	—	—
Cancellation of Common Stock	(1,580,532)	(300,000)	—	—	—	(300,000)
Net Loss	—	—	—	—	(3,159,016)	(3,159,016)
Balance - December 31, 2005	114,363,384	$9,522,961	—	$—	$(6,550,399)	$2,972,562
Stock Issued for Cash	1,000,000	100,000				100,000
Stock Issued upon Exercise of Options and Warrants	1,030,000	26,400			—	26,400
Warrants Issued in Connection with Debt Agreement	—	554,000			—	554,000
Warrants Issued for Settlement of Liability	—	72,326	—	—	—	72,326
Warrants Issued for Services	—	504,091	—	—	—	504,091
Stock Compensation Expense for Compensatory Options and Warrants	—	279,896	—	—	—	279,896
Net Loss	—	—	—	—	(2,595,759)	(2,595,759)
Balance - December 31, 2006	116,393,384	$11,059,674	—	$—	$(9,146,158)	$1,913,516

See accompanying notes to financial statements.

HEALTH DISCOVERY CORPORATION
Statements of Cash Flows

For the Years Ended December 31, 2006 and 2005

	2006	2005
Cash Flows From Operating Activities:
Net Loss	$(2,595,759)	$(3,159,016)
Adjustments to Reconcile Net Loss to Net Cash
Used by Operating Activities:
Non-cash Compensation	279,896	426,185
Cancellation of Common Stock Compensation	—	(300,000)
Accretion of Debt Discount	92,333	—
Increase in Accounts Receivable	(20,000)	—
Services Exchanged for Common Stock or Warrants	504,091	381,876
Increase in Deferred Revenue	101,111	—
Gain on Restructuring Accounts Payable	(97,864)	—
Depreciation and Amortization	270,316	256,038
Increase in Prepaid Expense	(37,480)	(17,708)
Increase in Accounts Payable – Trade	140,145	33,287
Increase in Accrued Liabilities	228,077	(41,732)
Net Cash Used by Operating Activities	(1,135,134)	(2,421,070)

Cash Flows From Investing Activities:
Purchase of Equipment	(9,287)	(11,623)
Amounts Paid to Acquire Patents	—	(293,744)
Net Cash Used by Investing Activities	(9,287)	(305,367)

Cash Flows From Financing Activities:
Repayments of Notes Payable	(26,780)	(560,248)
Proceeds from Sales of Common Stock, Net	126,400	3,842,375
Proceeds from Borrowing	1,000,000	—
Net Cash Provided by Financing Activities	1,099,620	3,282,127

Net Increase (Decrease) in Cash	(44,801)	555,690

Cash, at Beginning of Period	719,167	163,477
Cash, at End of Period	$674,366	$719,167

Non-Cash Investing and Financing Transactions:
Debt Discount in exchange for Warrants	$554,000	$0
Patents Purchased Using Debt	$—	$185,273
Stock Issued in Exchange for Convertible Notes	$—	$609,576
Issuance of Shares Previously Paid For	$—	$695,761
Stock Issued in Settlement of Liability	$—	$78,746

Supplemental Disclosures of cash Flow Information:
Cash Paid for Interest	$3,242	$20,024

See accompanying notes to financial statements.

HEALTH DISCOVERY CORPORATION
Notes to Financial Statements

Note A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

Health Discovery Corporation (the “Company”) is a biotechnology-oriented company that has acquired patents and has patent pending applications for certain machine learning tools used for diagnostic and drug discovery. The Company licenses the use of its patented protected technology or may develop specific learning tools to sell to third parties.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Accordingly, actual results could differ from those estimates. Significant estimates that are particularly suspectible to change in the near-term include the valuation of non-cash consideration for services and the recoverability of the patents.

RECLASSIFICATIONS

Certain amounts from 2005 have been reclassified to conform to the presentation used in 2006.

REVENUE RECOGNITION

Revenue is generated through the sale or license of patented technology and processes and from services provided through development agreements. These arrangements are controlled by contracts that dictate responsibilities and payment terms. The Company recognizes revenues as they are earned over the duration of a license agreement or upon the sale of any owned patent once all contractual obligations have been fulfilled. Revenue is earned under development agreements in the period the services are performed. Deferred revenue represents the unearned portion of payments received in advance for licensing agreements. The Company had unearned revenue of $101,111 as of December 31, 2006 and expects to recognize $40,000 of that in 2007 and $61,111 thereafter.

COST OF SALES

Cost of sales includes the acquisition cost less accumulated amortization of patents sold, plus internal development costs and fees directly associated with sales contracts.

Cost of sales for licensing and development revenue includes fees directly asssociated with the contracts and salary expense allocated to cost of sales based upon the amount of estimated time worked on the licensing or development contract.

PROPERTY AND EQUIPMENT

 Property and equipment, which consists of office furniture and computer equipment and leasehold improvements, are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, which range from 3 to 10 years. Leasehold improvements are amortized using the straight-line method over the estimated useful lives of the assets or the term of the lease, whichever is shorter.

PATENTS

Patents are amortized over their remaining legal lives, that range from 15 to 20 years, from the date they are acquired or approved. Legal costs directly associated with the patent acquisitions and the application process for new patents are capitalized when incurred and are being amortized over the remaining legal life of the related patent. If the applied for patents are abandoned or are not issued, the Company will expense the capitalized costs to date in the period of abandonment.

The carrying value of patents is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. As of December 31, 2006, the Company does not believe there has been any impairment of its intangible assets.

HEALTH DISCOVERY CORPORATION

Notes to Financial Statements, continued

Note A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

INCOME TAXES

The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for future tax benefits and expenses or consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income for the years in which those temporary differences are expected to be recovered or settled.

In the event the future tax consequences of differences between the financial reporting bases and tax bases of the Company’s assets and liabilities result in deferred tax assets, an evaluation of the probability of being able to realize the future benefits indicated by such assets is made. A valuation allowance is provided for the portion of the deferred tax asset when it is more likely than not that some portion or all of the deferred tax asset will not be realized. In assessing the realizabilty of the deferred tax assets, management considers the scheduled reversals of deferred tax liabilities, projected future taxable income and tax planning strategies.

STOCK-BASED COMPENSATION

Effective January 1, 2006, we adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123(R), Share-Based Payment (“SFAS No. 123(R)”) using the modified prospective transition method provided for under the standard. Under the Standard, stock-based compensation cost is measured at grant date, based on the fair value of the award, and is recognized as expense over the employee’s requisite service period. We had previously applied Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations and provided the required pro forma disclosures of SFAS No. 123.

The following table illustrates the effect on net loss and loss per share if the Company had applied the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation, to stock-based compensation for periods presented prior to the Company’s adoption of Statement 123(R):

2005

Net loss as reported	$(3,159,016)

Deduct: Stock-based expense determined under fair value based method for employee stock options	(7,723)

Proforma Net Loss	$(3,166,739)

Loss Per Share:
Basic - As Reported	$(.03)
Basic - Proforma	$(.03)

Stock-based compensation expense included in the 2006 net loss consisted of $783,987 in compensatory warrants, options, and stock for professional consulting services, and compensation. Stock-based expense included in the net loss for 2005 consisted of $508,061 for the issuance of common stock, warrants, and options.

HEALTH DISCOVERY CORPORATION

Notes to Financial Statements, continued

Note A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

DETERMINING FAIR VALUE UNDER SFAS 123R:

Valuation and Amortization Method - The Company estimates the fair value of stock options and warrants granted using the Black-Scholes option-pricing formula and a single option award approach. This fair value is then amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period.

Expected Term - The expected term of the award represents the period that the Company’s stock-based awards are expected to be outstanding and was determined based on historical experience, giving consideration to the contractual terms of the stock-based awards, vesting schedules and expectations of future employee behavior. Given the lack of historical data and start-up nature of the company’s operations, the expected term is estimated as the contractual term.

Expected Volatility - Volatility is a measure of the amounts by which a financial variable such as stock price has fluctuated (historical volatility) or is expected to fluctuate (expected volatility) during a period. The Company uses the historical volatility to estimate expected volatility.

Risk-Free Interest Rate - The Company bases the risk-free interest rate used in the Black-Scholes valuation method on the implied yield currently available on U.S. Treasury zero-coupon issues with a remaining term equivalent to the expected term of a stock award.

Estimated Forfeitures - When estimating forfeitures, the Company considers voluntary termination behavior as well as analysis of actual option forfeitures.

Estimated Dividend yield - The Company has not paid any dividends and has no current plans to do so therefore dividend rate is assumed to be zero.

The adoption of SFAS 123R also requires additional accounting related to income taxes. Due to the full valuation allowance provided on its net deferred tax assets, the Company has not recorded any tax benefit attributable to stock-based compensation expense.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, accounts payable, accrued expenses and long-term debt. Pursuant to SFAS No. 107, Disclosures about Fair Value of Financial Instruments, the Company is required to estimate the fair value of all financial instruments at the balance sheet date. The Company considers the carrying values of its financial instruments in the financial statements to approximate their fair value due to the short term nature of such items.

NET LOSS PER SHARE

Basic Earnings Per Share (“EPS”) includes no dilution and is computed by dividing income or loss available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution of securities that could share in the earnings or losses of the entity. Due to the net loss in all periods presented, the calculation of diluted per share amounts would cause an anti-dilutive result and therefore is not presented. Potentially dilutive shares at December 31, 2006 and 2005 include the following:

	2006	2005

Stock options	3,500,000	2,500,000
Warrants	68,796,250	50,931,250
Convertible notes	3,915,547	3,915,547

	76,211,797	57,346,797

HEALTH DISCOVERY CORPORATION

Notes to Financial Statements, continued

Note A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

CONCENTRATIONS OF CREDIT RISK

The Company maintains its cash balances at financial institutions that are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $100,000. From time-to-time, the Company’s cash balances exceed the amount insured by the FDIC. Management believes the risk of loss of cash balances in excess of the insured limit to be low.

RECENT ACCOUNTING PRONOUNCEMENTS

In December 2004, the FASB issued SFAS No. 153, Exchanges of Non-Monetary Assets, an amendment of APB Opinion 29, Accounting for Non-Monetary Transactions. The amendments made by SFAS No. 153 are based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for non-monetary exchanges of similar productive assets and replaces it with a broader exception for exchanges of non-monetary assets that do not have “commercial substance.” The Company adopted this statement on January 1, 2006. The adoption of the statement did not have a material impact on the Company’s financial statements.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections (“SFAS 154”), which changes the requirements in the accounting for and reporting of a change in accounting principle. We were required to adopt the provisions of SFAS 154 effective January 1, 2006. We will follow the provisions of this statement in the event of any future accounting changes.

In June 2006, the FASB issued Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109. This interpretation is effective for fiscal years beginning after December 15, 2006. This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB No. 109, Accounting for Income Taxes. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is not expected to have a material impact on the Company’s financial statements.

In September 2006, FASB issued SFAS No. 157, Fair Value Measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practice. This Statement is not expected to have a material impact on the Company’s financial statements.

Note B - RELATED PARTY TRANSACTIONS

Payments to the Company’s Chief Executive Officer of $91,875 were made in 2005 related to the purchase of patents from Barnhill, LLC and Fractal Genomics, LLC.

The Company leases the location used as the principle executive office from a company owned by the wife of the Company’s Chief Executive Officer. The term of the principle executive office lease is month-to-month and the rent expense associated with this lease is $1,036 per month. Rent expense under this lease arrangement amounted to approximately $12,432 and $11,000 in 2006 and 2005, respectively.

Note C - PATENTS

The Company has acquired a group of patents related to biotechnology and certain machine learning tools used for diagnostic and drug discovery. Additionally, legal costs associated with patent acquisitions and the application process are also capitalized as patent costs. The Company has recorded $3,305,540 and $3,568,259 in patents and patent related costs, net of accumulated amortization, at December 31, 2006 and 2005.

HEALTH DISCOVERY CORPORATION

Notes to Financial Statements, continued

Note C - PATENTS, continued

Amortization charged to operations for the years ended December 31, 2006 and 2005 was $262,719 and $251,097, respectively. The weighted average amortization period for patents is 14 years. Estimated amortization expense for the next five years is $262,575 per year.

Note D - ACQUISITIONS

On August 26, 2003, the Company acquired the assets of Barnhill Group, LLC, which consisted of patents and related rights, through the issuance of 29,825,564 common shares of the Company (then known as Direct Wireless Communications, Inc.). The purchase of Barnhill Group, LLC’s assets was recorded at $596,511, which was the market value of the shares issued at the date of acquisition.

On September 30, 2003, the Company acquired the patents, patent rights, and all pending intellectual property of Fractal Genomics, LLC through the issuance of 3,825,000 common shares of the Company (then known as Direct Wireless Communications, Inc.). The purchase of Fractal Genomics, LLC’s assets was recorded at $767,750, which was the market value of the shares issued at the date of acquisition plus the amount of the note.

On July 30, 2004, the Company acquired certain rights to patents and patents pending applications for certain machine learning tools used for diagnostic and drug discovery. The rights to these assets were purchased from unrelated third parties for a combination of non-interest bearing notes payable and interest bearing notes payable that were convertible to common stock. Under the non-interest bearing note payable, an initial cash payment of $175,394 was paid to the sellers on December 30, 2004 and four additional payments of $175,394 were made four months from the date of the initial payment and every fourth month thereafter until $876,970 had been paid. The Company has imputed interest on the non-interest bearing note payments using a rate of 3.16%. The sellers received interest bearing notes convertible to common stock amounting to $1,127,818 that bear interest at 3.16% and were convertible into 6,634,221 shares of common stock (at $0.17 per share) until maturity on July 28, 2009. The agreements place certain limitations on the selling of the common stock shares during certain periods after conversion. The purchase of these patents and patents pending applications was recorded at $1,975,477, which was the estimated present value of the notes issued at the date of acquisition. During 2005, convertible notes totaling $462,175 were converted by holders in exchange for 2,718,676 shares of common stock.

On May 6, 2005 the Company acquired the remaining interest in a portfolio of patents from a group of unrelated third parties. The cost of this remaining interest consisted of a cash payment of $270,863, the issuance of promissory notes totaling $37,872, and convertible notes totaling $147,401. The convertible notes were converted by the holders immediately upon issuance in exchange for 867,065 shares of common stock.

The entire purchase price of each of these acquisitions was assigned to the acquired patents since no other net assets were acquired and the patents were the sole interest of the Company.

No acquisitions occurred in 2006.

During 2005, fees totaling $22,881 were capitalized as part of the cost of the patents acquired. No fees were capitalized in 2006.

Note E - LICENSE FEES EXPENSE-LICENSE AGREEMENT

Effective September 26, 2004, the Company was assigned a patent license agreement with Lucent Technologies GRL Corporation (“Lucent”). The patent license agreement was associated with the patents acquired July 30, 2004. The Company agreed to pay royalty fees to Lucent in the amount of the greater of an annual fee of $10,000 or at the rate of five percent (5%) on each licensed product which is sold, leased, or put into use by the Company, until cumulative royalties equal $40,000 and at the rate of one percent (1%) subsequently. The license granted will continue for the entire unexpired term of Lucent’s patents. During 2006 and 2005 each, the Company paid approximately $10,000 in royalty fees to Lucent.

HEALTH DISCOVERY CORPORATION

Notes to Financial Statements, continued

Note F - INCOME TAXES

The Company’s effective tax rate differs from the federal and state statutory rates due to the valuation allowance recorded for the deferred tax asset due. An allowance has been provided for by the Company which reduced the tax benefits accrued by the Company for its net operating losses and other deferred tax attributes to zero, as management cannot determine when, or if, the tax benefits derived from these operating losses and other deferred tax attributes will materialize. At December 31, 2006, the Company had net operating loss carry forwards totaling approximately $7,167,742 that will expire in various years beginning in 2021. The net operating loss carryforwards are the Company’s primary deferred tax attribute.

Note G - NOTES PAYABLE AND CONVERTIBLE NOTES PAYABLE

Notes payable consist of the following:	2006	2005
Term promissory notes payable to individuals and institutions. Principal and interest at 18% is payable in common stock on September 1, 2008.	$321,911	$348,691

Note payable to shareholder/director net of $461,667 unamortized discount due September 1, 2008 with interest payable at 5% due at maturity.	$538,333	—
	$860,244	$348,691
Less current maturities	—	(26,780)
	$860,244	$321,911

Convertible notes outstanding at December 31, 2006 and 2005 totaled $665,643 both years. The notes mature on July 28, 2009, and may be converted at the election of the noteholders until that time into shares of the Company’s common stock at $0.17 per share. A total of 3,915,547 shares may be issued upon the conversion of the notes. In addition, the noteholders are further limited to not sell more than 10% of such holder’s shares in any calendar quarter after the minimum holding period has expired. The convertible notes accrue interest at a rate of 3.16%.

In 2005, convertible notes totaling $609,576 were converted by the debt holders in exchange for 3,585,741 shares of common stock.

On December 28, 2005, certain holders of term promissory notes totaling $321,911 agreed to defer the balance due in 2006 until October 31, 2007. The deferred portion of the term notes accrues interest at a rate of 18%, payable with issuance of the Company’s common stock. On September 1, 2006, the Company and these holders of promissory notes entered into second amendments to extend deferment of all remaining payments due under the notes until September 1, 2008, all other terms remained in place. As of December 31, 2006, the notes had aggregate remaining principal of $321,911, with accrued interest of approximately $59,393. The deferred amounts will continue to accrue interest at a stated rate of 18%, which will be paid in shares of the Company’s common stock valued at $0.24 per share at maturity.

On September 1, 2006, the Company obtained a $1,000,000 loan from a director. The loan bears interest at 5%, all interest and principal is due at maturity on September 1, 2008. The Company also issued 10,000,000 warrants to this director with an exercise price of $0.16 in connection with the promissory note dated September 1, 2006. The warrants vest over ten months if the note remains unpaid during that period. The warrants were assigned a value of $554,000 and recorded as additional paid-in capital. A discount of the loan was recorded in the amount of $554,000 and is being accreted through interest expense over the 2-year loan period. The vesting period of these warrants may cease if certain conditions related to new financing are met.

All of the Company’s debt is collateralized by specific patents in the Company’s patent portfolio.

HEALTH DISCOVERY CORPORATION

Notes to Financial Statements, continued

Note H - COMMITMENTS

The Company entered into an employment agreement with its Chief Executive Officer on September 15, 2003. The employment agreement will automatically renew for successive one-year terms unless either party gives notice to the other party of its intent not to renew within a thirty-day period prior to the end of the current term. The employment agreement provides for a base salary and other perquisites commensurate with his employment. On December 30, 2005, the Company and the Company’s Chief Executive Officer agreed to amend the employment agreement to defer a portion of his salary until January 1, 2008. The Company’s Chief Executive Officer agreed to waive the receipt of this deferred compensation pursuant to any amendment dated September 1, 2006.

The Company entered into an employment agreement with its Executive Vice President. The employment agreement is for a term of three years beginning November 14, 2005. The employment agreement provides for a base salary, issuance of stock options and other perquisites commensurate with his employment.

The Company has also entered into agreements with members of its Scientific Advisory Board wherein they are entitled to receive 100,000 shares each annually of the Company’s common stock upon satisfactory completion of one year of service. The Company is accruing an expense for the anticipated issuance over the service period. At December 31, 2006, the Company has recorded $52,500 of consultant expense for anticipated issuances of the shares.

Note I - STOCK OPTIONS

The Company approved 8,000,000 shares of common stock to be reserved solely for issuance and delivery upon the exercise of option grants. At December 31, 2006 and 2005, options to purchase shares of common stock outstanding were as follows:

2006	Grant Date	Number of Shares	Exercise Price	Vesting
	January 2006	1,500,000	$0.11	Immediate
	January 2006	500,000	$0.11	125,000 shares every six months
	December 2005	1,500,000	$0.10	250,000 shares every six months

2005	Grant Date	Number of Shares	Exercise Price	Vesting
	October 2003	600,000	$0.01	October 2003
	October 2003	400,000	$0.10	November 2004
	December 2005	1,500,000	$0.10	250,000 shares every six months

The 2006 options were awarded to an employee and expire January 2016. The 2005 options were awarded to an employee and expire in December 2015.

The following schedule summarizes stock option activity for 2006 and 2005:

	2006		2005
	Option Shares	Weighted Avg. Exercise Price	Option Shares	Weighted Avg. Exercise Price

Outstanding, Beginning of Year	2,500,000	$0.08	3,000,000	$0.08
Granted, During the Year	2,000,000	0.11	1,500,000	0.10
Exercised During the Year	(600,000)	0.01	—	—
Forfeited, During the Year	(400,000)	0.10	(2,000,000)	0.10
Outstanding, End of the Year	3,500,000	$0.11	2,500,000	$0.08

HEALTH DISCOVERY CORPORATION

Notes to Financial Statements, continued

Note I - STOCK OPTIONS, continued

There were 2,125,000 and 1,000,000 options exercisable at December 31, 2006 and 2005, respectively. The weighted average exercise prices of those options are $0.11 and $0.05 at December 31, 2006 and 2005, respectively. The weighted remaining life of all exercisable and non-vested options at December 31, 2006 is 9 years.

As of December 31, 2006, there was approximately $822,441 of unrecognized cost related to stock option and warrant grants. The cost is to be recognized over the remaining vesting periods that average approximately 3.25 years. The aggregate intrinsic value of options exercised during 2006 was $60,000. The aggregate intrinsic value of options outstanding and exercisable as of December 31, 2006 was $148,235 and $90,000 respectively.

The Company granted 2,000,000 options during the first quarter of 2006. The fair value of each option granted in 2006 was $0.11 and was estimated on the date of grant using the Black-Scholes pricing model with the following assumptions: dividend yield at 0%, risk-free interest rate of 5.00%, an expected life of 10 years, and volatility of 133%. No other options were granted in 2006.

The Company granted 1,500,000 options during 2005. The fair value of each option granted in 2005 was $0.19 and was estimated on the date of grant using the Black-Scholes pricing model with the following assumptions: dividend yield at 0%, risk-free interest rate of 4.57%, an expected life of 10 years, and volatility of 128%.

Note J – WARRANTS

Information about warrants outstanding at December 31, 2006 and 2005 is summarized below:

December 31, 2006

Exercise Prices	Number Outstanding	WeightedAverage Remaining Contractual Life (years)	Number Exercisable	Weighted-Average Remaining Contractual Life (years) of Exercisable Warrants
$0.01	1,000,000	1	1,000,000	1
$0.10	1,365,000	2	1,215,000	2
$0.11	1,000,000	1	800,000	1
$0.12	150,000	2	150,000	2
$0.13	5,500,000	3	3,500,000	3
$0.15	1,000,000	2	1,000,000	2
$0.16	10,000,000	2	4,000,000	2
$0.20	500,000	1	500,000	1
$0.22	500,000	2	500,000	2
$0.24	32,546,250	2	32,546,250	2
$0.35	15,235,000.2		15,235,000	2
TOTAL	68,796,250		60,446,250

HEALTH DISCOVERY CORPORATION

Notes to Financial Statements, continued

Note J – WARRANTS, continued

December 31, 2005

Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life (years)	Number Exercisable	Weighted-Average Remaining Contractual Life (years) of Exercisable Warrants
$0.01	1,400,000	2	800,000	1
$0.08	600,000	1	600,000	1
$0.12	150,000	3	150,000	3
$0.20	500,000	2	500,000	2
$0.22	500,000	3	500,000	3
$0.24	32,546,250	3	32,546,250	3
$0.35	15,235,000	1	15,235,000	1
TOTAL	50,931,250		50,331,250

During 2005, the Company issued 1,300,000 warrants to consultants and others for services with an exercise price of $0.01 per share. A total of $254,584 was recorded as consulting expense related to these warrants. The warrants vest after satisfactory completion of one year of service. The expense is being recorded over the service period.

In addition, during 2005 the Company issued 1,000,000 warrants to consultants for services rendered on behalf of the Company at an exercise price of $0.20 per share for 500,000 warrants and $0.22 per share for the remaining 500,000. A total of $164,560 was recorded as consulting expense related to these warrants. The warrants vested immediately upon issuance.

In December 2005, the Company issued 150,000 warrants to a director with an exercise price of $0.12 per share. The Company recorded $12,291 as consulting expense related to these warrants.

During January 2006, the Company issued 3,400,000 warrants to consultants and other service providers with a weighted-average exercise price of $0.12 per share. A total of $290,000 was charged to expense for Compensatory Warrants. The warrants became exercisable upon issuance.

The Company also issued 3,000,000 warrants to two directors in January 2006 with an exercise price of $0.13 per share. The grant date fair value of these warrants was $355,500. The warrants vest at a rate of 500,000 warrants (250,000 warrants for each director) after satisfactory completion of each 6 months of service until 3 years of service has been completed. The expense is being recorded over the service period.

In January 2006, the Company issued 1,000,000 warrants to a director with an exercise price of $0.15 per share in connection with a common stock sale. The Company has ascribed no value to the warrants associated with the common stock sale described in Note K.

During the second quarter of 2006, the Company issued 500,000 warrants to two members of its Scientific Advisory Board. The grant date fair value of these warrants was $35,000. These warrants vest over a one-year period and have an exercise price of $0.11. The Company also issued 200,000 warrants to a service provider in exchange for professional services. The grant date fair value of these warrants was $14,000. These warrants vest over a two-year period and have an exercise price of $0.10. The estimated value of all of these warrants is being charged as expense over the respective vesting periods.

On September 1, 2006, the Company issued 10,000,000 warrants with an exercise price of $0.16 to a director in connection with a $1,000,000 promissory note. The warrants expire September 1, 2008. The fair value of these warrants was recorded as additional paid-in capital and a debt discount that is being amortized as interest expense over the term of the debt.

HEALTH DISCOVERY CORPORATION

Notes to Financial Statements, continued

Note J – WARRANTS, continued

During the third quarter of 2006, the Company issued 300,000 warrants to service providers. The grant date fair value of these warrants was $16,872. These warrants vested immediately and have an exercise price of $0.10. The Company also issued 500,000 warrants to a member of the Scientific Advisory Board for providing advisory services to the Company beyond which was expected in his capacity as a Scientific Advisory Board member. The grant date fair value of these warrants was $15,115. These warrants vested immediately and have an exercise price of $0.10. In the fourth quarter of 2006 no warrants were issued and 570,000 warrants expired unexercised.

Note K – STOCKHOLDERS’ EQUITY

Private Placement – Round 1

From February through July 2004, the Company offered for sale shares of restricted stock to accredited investors through a private offering. The price of the restricted stock was $.10 per share. A total of 15,235,000 restricted common shares were issued to accredited investors for $1,499,900, net of issuance cost of $23,600. The issuance cost consisted of $22,400 in cash and 3,429 in common shares valued at $1,200, paid to consultants for assistance in selling the Company’s common stock. The value of Company’s stock was based on a contractual agreement of $.35 per share. In addition, each purchaser of shares of common stock was granted a warrant to acquire an equal number of restricted common shares at a fixed price of $0.35 per share until February 2007. No portion of the proceeds was assigned to the value of the warrants because the exercise price of the warrant exceeded the market value of the underlying common stock on the date of purchase.

Private Placement – Round 2

From November 2004 through March 2005, the Company offered for sale shares of restricted stock to accredited investors through a private offering. The price of the restricted stock was $.16 per share. In addition, each purchaser of shares of common stock was granted a warrant to acquire an equal number of restricted common shares at a fixed price of $0.24 per share until December 2008. No portion of the proceeds was assigned to the value of the warrants because the exercise price of the warrant exceeded the market value of the underlying common stock on the date of purchase. As of December 31, 2004, a total of 5,434,375 restricted common shares were sold to accredited investors for $695,761, net of issuance costs of $173,739. The issuance cost consisted of $128,950 in cash, 218,746 warrants, each entitling the holder to buy one share of the Company’s common stock for $0.24 valued at $32,812 and 34,277 shares of common stock valued at $11,977 which was paid or accrued to consultants for assistance in selling the Company’s common stock. As of December 31, 2004, the common shares and related warrants had not been issued to the purchasers and were recorded as common shares purchased and not issued on the Company’s balance sheet. As of December 31, 2005, all shares previously paid for and not issued had been issued. The value of Company stock was derived based on a contractual arrangement of $.35 per share. The values of the warrants were calculated using the Black-Scholes option-pricing model.

On March 10, 2005, the Company finalized a sale of shares of restricted common stock to accredited investors through a private offering. The price of the restricted stock was $.16 per share. In addition, each purchaser of the shares of common stock received a warrant to acquire an equal number of common shares at a fixed price of $0.24 per share until December 2008. No portion of the proceeds was assigned to the value of the warrants because the exercise price of the warrant exceeded the market value of the underlying common stock on the date of purchase. A total of 13,018,750 restricted common shares were sold to accredited investors for $1,799,493, net of issuance costs of $283,507. The issuance cost consisted of $157,000 in cash, 806,250 warrants, each entitling the holder to buy one share of the Company’s common stock for $0.24 valued at $120,938, and 15,855 shares of common stock valued at $5,569 which was paid or accrued to consultants for assistance in selling the Company’s common stock. The value of Company stock was derived based on a contractual arrangement of $.35 per share. The values of the warrants were calculated using the Black-Scholes option-pricing model.

During 2005, the Company extended its fundraising efforts through the sale of common stock to accredited investors through a private placement. The price of the restricted stock was $.16 per share. In addition, each purchaser of stock shares was granted a warrant to acquire an equal number of restricted common shares at a fixed price of $0.24 per share until December 2008. No portion of the proceeds was assigned to the value of the warrants because the exercise price of the warrant exceeded the market value of the underlying common stock on the date of purchase. A total of 12,250,000 restricted common shares were sold to accredited investors for $1,847,981, net of issuance costs of $112,019. The issuance cost consisted of $70,300 in cash, 278,125 warrants, each entitling the holder to buy one share of common stock for $0.24 valued at $41,719.

HEALTH DISCOVERY CORPORATION

Notes to Financial Statements, continued

Note K - STOCKHOLDERS’ EQUITY, continued

Under the Round 2 Private Placements, the Company agreed to use its best efforts to file a registration statement to register the shares of common stock and the shares underlying the warrants issued and sold to the investors by May 9, 2005, and to use its best efforts to cause the registration statement to be declared effective within 120 days of March 10, 2005. As a result of provisions in certain of the Round 2 Private Placement documents, on August 7 and September 6, 2005, 68,125 shares of the Company’s common stock and 68,125 warrants to purchase the Company’s common stock were issued to certain shareholders who acquired in the aggregate 6,812,500 shares in Round 2 Private Placement for each date as a result of the registration statement not becoming effective by such date. The additional number of shares and warrants was based upon one percent of the number of shares and warrants purchased by such participants for each 30-day period beginning on the 121st day until the registration statement was declared effective. Beginning September 7, 2005, the number of shares and warrants to be issued increased from one percent to two percent for each 30-day period until the registration statement was declared effective. On October 6, 2005, November 9, 2005, and December 9, 2005, an additional 136,250, 136,250, and 131,250 in penalty shares and warrants were issued. The registration statement was declared effective on December 20, 2005. In addition, certain shareholders who purchased 6,812,500 shares of the Company’s common stock have anti-dilution rights until the registration statement has been effective for 365 days. If the Company sells shares of the Company’s common stock at a price less than $0.16 per share or issues warrants to purchase the Company’s common stock at an exercise price less than $0.24 per share, certain shareholders will receive an amount of shares or warrants at no cost so that those shareholders have no diluted effect from the sales of common stock or warrant issuances.

Shares Issued in 2006

During the first quarter of 2006, the Company issued 600,000 shares of its common stock upon the exercise of stock options. Proceeds from the exercise totaled $6,000.

In addition, the Company sold 1,000,000 shares of its common stock to one of its directors for $100,000. The shares were sold for $0.10 per share which was the closing price of the stock on the date of the sale. As part of the purchase, the director also received warrants to purchase an additional 1,000,000 shares of the Company’s common stock at a fixed price of $0.15 per share until December 2008. No portion of the proceeds was assigned to the value of the warrants because the exercise price of the warrants exceeded the market value of the underlying common stock on the date of purchase.

During the second quarter of 2006, 200,000 warrants were exercised at $0.01 each. The Company issued 200,000 shares of stock and recorded the proceeds of $2,000 in common stock.

During the third quarter of 2006, the Company issued 230,000 shares of stock for warrants exercised at $0.08 each. Proceeds of $18,400 were recorded in capital stock.

Shares Issued in Exchange for Services

During 2005, the Company issued 2,039,453 common stock shares to consultants for services and 308,133 shares to settle accrued liabilities for services totaling $78,746. The shares were granted at the fair market value of the services provided as determined by the consultants. Total net consultant expense of $381,876 was recorded for the issuances in 2005. No shares of stock were issued to consultants in exchange for services in 2006.

Stock Cancellation

In 2005, consultants who had previously been issued shares of stock in return for services provided rescinded 1,580,532 of these shares. The Company recorded a $300,000 credit to consulting expense as a result of this action.

HEALTH DISCOVERY CORPORATION

Notes to Financial Statements, continued

Note K- STOCKHOLDERS’ EQUITY, continued

As discussed in Note 1 to Financial Statements and in accordance with guidance provided in Statement of Financial Accounting Standards No. 123R, Share-Based Payment, in fiscal 2006 Health Discovery Corporation changed its method of accounting for stock-based compensation.

Note L – GOING CONCERN

The accompanying financial statements have been prepared in conformity with principles of accounting applicable to a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. Limited revenue has been derived since inception, and the Company has not yet generated sufficient working capital to support its operations. The Company’s ability to continue as a going concern is dependent, among other things, on its ability to reduce certain costs and obtain new contracts to eventually attain a profitable level of operations.

The Company initiated licensing the technology underlying several of its patents and providing supporting services related to the application of such technology that is resulting in ongoing revenue. In addition, management has successfully negotiated agreements with its debt holders, which resulted in the deferral of cash payments on debt until September 2008. In late 2005, management instituted a cost reduction program whereby the salaries of company employees, including certain members of senior management, have been reduced or deferred. Based on these developments, management believes revenue generation will continue, additional licensing agreements will be obtained in the near-term, and non-revenue generating costs will be controlled.

Note M – SUBSEQUENT EVENT

On February 1, 2007, Health Discovery Corporation (the “Company”) issued in the aggregate 15,235,000 warrants to purchase common stock of the Company (the “Warrants”) to certain institutional investors and individual accredited investors. The Warrants vest immediately and have an exercise price of $.35 per share. The Warrants expire on November 1, 2007. On February 1, 2007, an equal number of warrants issued to the same institutional and individual investors and with substantially similar terms expired. The aggregate value of these warrants is approximately $33,755 and they will be recorded as expense on the issue date.